Form 10-K, Exhibit 13
period 1996-12-29
RAINFOREST CAFE INC
filed 1997-03-31
CIK 924919

                                                                     EXHIBIT 13


FINANCIAL HIGHLIGHTS              DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS


FISCAL YEAR                                     1996             1995                  1994
Revenues                                 $    48,706       $   13,451            $    2,066
Operating Income (Loss)                        8,889            2,166                   (20)
Pre-Tax Income (Loss)                          9,240            1,169  (1)           (1,628)
Net Income (Loss)                              5,924            1,169  (1)           (1,628)
Net Income (Loss) Per Share                      .41              .16  (1)             (.46)
Weighted Average Shares Outstanding       14,391,000        7,312,000             3,543,000

AT YEAR END
Working Capital                           $  118,320        $  15,490             $    (467)
Total Assets                                 220,701           31,209                 3,837
Shareholders' Equity                         203,954           26,355                 1,793


(1) Before extraordinary item

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The Company, founded in February 1994, owns, operates, and licenses themed restaurant/retail facilities ("Unit") under the name "Rainforest Cafe - A Wild Place to Shop and Eat(R)." As of December 29, 1996, the Company operated six Units. The Company's initial Unit opened on October 3, 1994 in the Mall of America in Bloomington, Minnesota. The Company's second Unit opened on October 20, 1995 in the Woodfield Mall in Schaumburg, Illinois, a suburb of Chicago. The Company's third Unit opened June 2, 1996, in the Gurnee Mills Mall in Gurnee, Illinois, a suburb of Chicago.

The Company opened its fourth and largest Unit on July 25, 1996, at Walt Disney World Marketplace near Orlando, Florida. The Walt Disney World Marketplace Unit is approximately 30,000 square feet, which includes approximately 6,000 square feet of retail selling space. The Walt Disney World Marketplace Unit had revenues for the twenty-two and one half weeks ended December 29, 1996 of $13.2 million, which is not necessarily indicative of the results that would actually occur for a full fiscal year of operations. The Company opened its fifth unit on October 3,1996, at Tysons Corner Center I, in McLean Virginia, a suburb of Washington, D.C. and its sixth unit on November 22, 1996, at Sawgrass Mills Mall in Fort Lauderdale, Florida.

The Company presently plans to develop eight domestic Units each in 1997 and 1998. Because the Company anticipates rapid expansion, period to period comparisons may not be meaningful. The Company intends to lease its domestic Units and anticipates that most of its future domestic Units will range in size from approximately 16,000 to 23,000 square feet, with between 300 and 400 restaurant seats and approximately 20-25% of square footage dedicated to retail selling space. However, some Units may be significantly larger, such as the free-standing Walt Disney World Marketplace Unit, and the planned free-standing Disney's Animal Kingdom Unit, which is expected to comprise approximately 36,000 square feet and have approximately 550 restaurant seats.

In September 1996, the Company entered into an exclusive license agreement with Empresas de Comunicacion y Entretenimiento ("ECE"), a Mexican based owner and operator of seven Hard Rock Cafes, three Planet Hollywoods and an Official All-Star Cafe in Mexico, under which ECE will develop seven Rainforest Cafes in Mexico over a ten year period. Pursuant to this agreement, the Company received a non-refundable licensing fee of $750,000 in September 1996. Under the terms of the agreement the Company will receive per Unit development and licensing fees of $100,000 and royalties of six percent of food and beverage sales and ten percent of merchandise sales. The Company anticipates that the first Unit will be opened in Cancun in the third quarter of 1997.

In October 1996, the Company entered into an exclusive license agreement with Glendola Leisure, Ltd., ("Glendola") a wholly-owned subsidiary of the Foundation Group, a London-based hotel and restaurant operator, under which Glendola will develop five Rainforest Cafes in the United Kingdom and Ireland over a ten year period. Pursuant to this agreement, the Company will have the option to purchase up to 20% of the equity interest in any Unit developed by Glendola. The Company will receive per Unit development fees of $100,000 and will receive royalties of approximately five percent of sales. The Company has elected to purchase twenty-percent of the first Unit to be opened under this agreement at the Trucadero in London, England in late June of 1997.

In March 1997, the Company completed a joint venture and exclusive license agreement with the Elephant and Castle Group ("E & C"), a Vancouver based owner and operator of Elephant and Castle pubs and restaurants. E & C and the Company agreed to develop five Rainforest Cafes in Canada over a seven year period. Under the terms of the above agreements, the Company will receive from E & C a $500,000 non refundable licensing fee and a warrant to purchase 600,000 shares of E & C stock at $8.00 per share exercisable for a period of five years. In addition, the Company and E & C will have a fifty-percent equity interest in the joint venture Rainforest Cafe Canada, Inc. ("RCCI"). The Company will receive per Unit development fees of $100,000 and will receive royalties of approximately six percent of food and beverage sales and ten percent of merchandise sales. The Company will have the option to purchase the remaining fifty-percent of RCCI after seven years based on a predetermined formula of cash flow and investment.

Components of operating expenses include operating payroll and fringe benefits costs, occupancy costs, maintenance costs related to the bird habitat and aquariums, and advertising and promotion costs. The majority of these costs are variable and will increase with sales volume. Management projects that when a new Unit opens, it will incur higher than normal levels of labor and food costs as Unit personnel complete training. Management believes, however, that as new staff gain experience, hourly labor schedules over the ensuing 30-60 day period will be gradually adjusted to provide operating efficiences similar to those at established Units. Each of the Company's current leases includes both fixed rate and percentage rent provisions.

The Company's policy is to capitalize costs associated with the opening of Units, including the cost of hiring and training the initial workforce, travel and other direct costs, if it is determined these costs are recoverable. These costs are then amortized over the eleven month period following the opening of a Unit beginning the first full month of operation. The Company charged to operations all pre-opening costs for the Mall of America Unit during the period ended October 2, 1994 due to the developmental nature of this Unit. Pre-opening costs for units opened in fiscal year 1995 and 1996 averaged approximately $650,000 per unit except for the Walt Disney World Marketplace Unit which incurred approximately $1.2 million pre-opening costs. General, administrative and development expenses include all corporate and administrative functions that serve to support existing operations and provide an infrastructure to support future growth. In addition, certain expenses of recruiting and training Unit management personnel prior to meeting the criteria to be capitalized as pre-opening expenses are also included. Management, supervisory and staff salaries, employee benefits, travel, information systems, training, rent and office supplies are major items of costs in this category.

The Company uses a 52 or 53 week fiscal year ending on the Sunday nearest December 31.

RESULTS OF OPERATIONS

The operating results of the Company expressed as a percentage of total revenues (except where noted) were as follows:



                                                                                               YEAR ENDED
                                                                                         FEBRUARY 3, 1994
                                                   DECEMBER 29,      DECEMBER 31,     (INCEPTION) THROUGH
                                                           1996              1995         JANUARY 1, 1995
---------------------------------------------------------------------------------------------------------
Revenues
Restaurant sales                                           76.2%             74.2%                  64.7%
Retail sales                                               22.3              25.8                   35.3
Licensing fee                                               1.5                 -                      -
                                                          ----------------------------------------------
 Total revenues                                           100.0             100.0                  100.0
Costs and expenses
Food and beverage costs(1)                                 25.0              27.8                   33.7
Cost of retail goods sold(2)                               44.8              44.6                   53.9
Restaurant operating expenses(1)                           49.3              53.8                   57.5
Retail operating expenses(2)                               32.7              28.9                   55.3
Depreciation and amortization(3)                            4.8               3.5                    3.4
Preopening amortization(3)                                  3.1               0.8                      -
                                                          ----------------------------------------------
 Total costs and expenses(3)                               81.7              83.9                  100.9
                                                          ----------------------------------------------
 Income (loss) from unit operations & licensing            18.3              16.1                   (0.9)
                                                          ----------------------------------------------
Other (income) expenses
General, administrative and development expences            9.6               9.4                   65.6
Interest income                                            10.7              (2.0)                    --
Other                                                       0.4                 -                   12.3
                                                          ----------------------------------------------
 Total other (income) expenses                             (0.7)              7.4                   77.9
                                                          ----------------------------------------------
Income before income taxes and extraordinary item          19.0               8.7                  (78.8)
Provision for income taxes                                  6.8                 -                      -
                                                          ----------------------------------------------
Income before extraordinary item                           12.2               8.7                  (78.8)
Extraordinary item                                            -               7.8                      -
                                                          ----------------------------------------------
Net income (loss)                                          12.2%              0.9%                 (78.8)%
                                                          ==============================================


(1)Percentage of restaurant sales, (2)Percentage of retail sales,
(3)Percentage of unit sales

YEAR ENDED DECEMBER 29, 1996 COMPARED
TO THE YEAR ENDED DECEMBER 31, 1995

Results of operations for the fiscal year ended December 31, 1995 reflect the operations of the Mall of America Unit for the entire year and the Woodfield Mall Unit which commenced operations on October 20, 1995. Revenues for the Mall of America Unit and Woodfield Mall Unit were $10.4 million and $3.1 million respectively in 1995.

Total revenues increased 262% to $48.7 million in 1996 from $13.5 million in 1995. The increase in total revenues was primarily due to the operation of the Woodfield Mall Unit for the entire year ($10.4 million), the addition of the Gurnee Mills Unit ($5.6 million), the addition of the Walt Disney World Marketplace Unit ($13.2 million), the addition of the Tysons Corner Unit ($3.0 million), the addition of the Sawgrass Mills Unit ($1.4 million) and the addition of 85 restaurant seats at the Mall of America Unit in August 1995 ($1.2 million). Retail sales decreased as a percentage of total sales from 25.8% for the 1995 fiscal year to 22.3% for the 1996 fiscal year. The decrease in the percentage of retail sales is primarily due to the increase in restaurant seating at the Mall of America Unit and the addition of the Woodfield, Gurnee, Tysons and Sawgrass Units where retail sales as a percentage of total sales averaged approximately 20%.

        Food and beverage costs increased 233% to $9.3 million for fiscal 1996 compared to $2.8 million for fiscal 1995. The increase in food and beverage cost was primarily due to Unit expansion. Food and beverage costs decreased as a percentage of restaurant sales for 1996 compared to 1995 largely due to improvements of food preparation, purchasing efficiencies and favorable commodity prices.

Cost of retail goods sold increased 214% to $4.9 million for fiscal 1996 compared to $1.5 million fiscal 1995. The increase in cost of retail goods sold was due to Unit expansion and the addition of an expanded retail distribution center during 1996. Cost of retail goods sold remained relatively flat as a percentage of retail sales in 1996 and 1995.

Restaurant and retail operating expenses increased 241% and 255% respectively in fiscal 1996 compared to fiscal 1995. The increase in restaurant and retail operating expenses was primarily due to Unit expansion. Restaurant operating expenses decreased as a percentage of restaurant sales from 53.8% in 1995 to 49.3% in 1996. The decrease as a percentage of restaurant sales was due to more efficient labor usage, negotiated price reductions for restaurant supplies and lower occupancy costs as a percentage of sales for the Company's Gurnee Mills, Tysons Corner and Sawgrass Mills Units.

Retail operating expenses as a percentage of retail sales increased from 28.9% in 1995 to 32.7% in 1996. During August of 1996 the Company introduced new retail packaging materials which adversely affected retail operating expenses in the later part of the year. In addition, the increase in retail operating expenses as a percentage of retail sales was due to the decrease in retail sales as a percentage of total sales and increased floor coverage during peak selling periods.

Depreciation and amortization expense increased 391% to $2.3 million in fiscal 1996 from $475,000 in fiscal 1995. Preopening amortization increased from $115,000 in 1995 to $1.5 million in 1996. Preopening amortization during fiscal 1995 included two months of amortization expense for the Woodfield Mall Unit only. The increase in depreciation and amortization and preopening amortization expense was primarily due to unit expansion in 1996.

General, administration and development expenses increased 271% to $4.7 million in fiscal 1996 compared to $1.3 million in fiscal 1995. The increase in general, administrative and development expenses in fiscal 1996 was due to the addition of senior management, corporate employees and Unit management personnel in training.

Interest income of $5.2 million for fiscal 1996 was generated primarily by investing the proceeds from the Company's two secondary public offerings completed in January and September 1996. Interest income of $482,000 for fiscal 1995 was generated primarily by investing the proceeds from the exercise of the Class A Warrants and common stock issued as part of the Company's initial public offering (IPO). During fiscal 1995 the Company recorded $186,000 in interest expense due to amortization of loan discount.

The Provision for income taxes in 1996 is based upon the Company's effective tax rate, including benefits for approximately $350,000 in net operating loss carryforwards and approximately $800,000 in tax exempt interest income. The Company did not record a provision for federal or state income taxes in 1995 because net operating loss carryforwards were used to offset income tax liabilities.

PERIOD FROM FEBRUARY 3, 1994 (INCEPTION) THROUGH JANUARY 1, 1995

The Company had no revenues for the period from February 3, 1994 (Inception) through October 2, 1994. During this period, the Company developed the Rainforest Cafe concept and completed construction of the Mall of America Unit during the period ended January 1, 1995.

For the period from February 3, 1994 (Inception) through January 1, 1995, the Company reported total revenues of $2.1 million and a net loss of $1.6 million. This loss can be attributed primarily to the costs and expenses related to the development of the Rainforest Cafe concept, the Mall of America Unit and the building of the Company's operating structure. Accordingly, comparisons between this period and the corresponding 1995 period are not meaningful.

LIQUIDITY AND CAPITAL RESOURCES

The Company's principal capital needs arise from the development and opening of new Units. Prior to the IPO, completed on April 7, 1995, the Company met its capital requirements through the private placement of debt and Common Stock, landlord contributions and cash flow from operations. During the period from February 3, 1994 (inception) through July 2, 1994, the Company sold 2,969,400 shares of Common Stock in private transactions resulting in net proceeds to the Company of approximately $2.0 million. The Company also received approximately $1.3 million from the issuance of promissory notes to certain of its shareholders. In addition, the Company acquired certain assets from a principal shareholder in exchange for a $370,125 promissory note.

In April 1995, the Company completed an IPO of 2,587,500 units with each unit consisting of one share of Common Stock and one Class A Warrant. The IPO resulted in net proceeds to the Company of approximately $9.0 million. Simultaneous with the IPO, approximately $1.2 million owed under the Notes was converted into 458,438 shares of Common Stock. The conversion of the Notes to equity resulted in an extraordinary charge to earnings of approximately $1.1 million for the early extinguishment of debt. In August 1995, the Company received additional net proceeds of approximately $14.2 million resulting from the exercise of its Class A Warrants, at an exercise price of $5.50 per share.

From its IPO in April 1995 through December 31, 1995, the Company financed its capital requirements through the proceeds from that offering, the exercise of the Class A Warrants and cash flow from operations. In January 1996, the Company issued an aggregate of 4,140,000 shares of Common Stock pursuant to a secondary public offering at $19.00 per share. The net proceeds to the Company, after payment of underwriting feed and offering expenses was approximately $73.6 million. In May 1996, the Company received approximately $1.0 million net proceeds from the exercise of warrants at $4.80 per share issued to Underwriters of the Company's IPO. In September 1996, the Company issued an aggregate of 3,225,000 shares of Common Stock pursuant to an additional public offering at $31.50 per share. The net proceeds to the Company, after payment of underwriting fees and offering expenses, were approximately $96.0 million. On December 29, 1996 the Company had working capital of approximately $118.3 million and long-term investment of $42.3 million.

During 1996, the Company generated $11.7 million in cash flow from operating activities compared to $2.6 million in cash flow from operating activities for 1995. The Company believes that it will continue to generate cash from operating activities and interest income which will be utilized for future development and working capital purposes.

The Company's total expenditures required to develop the Mall of America Unit were approximately $4.1 million, including costs related to the expansions of its restaurant and enhancements of thematic elements, net of landlord contributions of approximately $500,000. Total expenditures required to open the Woodfield Mall Unit were approximately $5.7 million, net of landlord contributions of $1.0 million. Additionally, the Company incurred $630,000 in preopening costs and purchased approximately $320,000 of inventory in connection with the opening of its Woodfield Mall Unit.

The average gross investment to open the Company's Gurnee Mills, Tysons Corner, and Sawgrass Mills Units during 1996 was $6.6 million. The Company recorded landlord contributions of $2.7, $1.0 and $.5 million associated with the Gurnee, Tysons and Sawgrass Units respectively. Total expenditures to develop the Walt Disney World Marketplace Unit were $11.2 million net of $1.5 million landlord contributions. Additionally, the Company averaged approximately $650,000 in preopening expenses and purchased an average of $300,000 of inventory in connection with the 1996 openings of the Gurnee, Tysons, and Sawgrass Units. Preopening expenses incurred for the opening of Walt Disney World Marketplace Unit were approximately $1.2 million and the initial inventory purchased was approximately $600,000.

During the year ended December 29, 1996, the Company spent approximately $5.4 million, before deducting landlord contributions related to the development of Units planned to be opened in 1997 and early 1998. In March 1997, the Company announced that during the first quarter of 1997, it would write off approximately $1.9 million of development costs associated with planned Units at Trump Taj Mahal in Atlantic City, New Jersey and Stratosphere in Las Vegas, Nevada. The Company determined that future negotiations for Trump Taj Mahal would not result in a mutually agreeable space by both parties for the planned unit. The Company also determined that due to Stratosphere seeking a bankruptcy reorganization, that the required space for the unit would not be delivered according to the required timelines. All such development costs were included in the $5.4 million spent for future units at December 29, 1996.

Management anticipates capital expenditures of approximately $45 million net of landlord contributions for fiscal 1997, related to the completion and opening of eight domestic Units in 1997, a portion of the costs associated with the opening of Units in 1998 and capital expenditures associated with maintenance of its existing Units and corporate office expansion. Currently anticipated international Units are expected to require in aggregate approximately $5 million investment during 1997. The Company expects that future domestic locations will each cost between $4.0 million and $6.0 million to develop, net of anticipated landlord contributions. In addition, the Company expects that it will incur approximately $650,000 in pre-opening costs and purchase approximately $300,000 of inventory in connection with the opening of each of these Units. The Company also expects to open selected, larger Units, such as its planned Units in downtown Chicago, the MGM Grand Hotel and Casino and Disney's Animal Kingdom, which may cost significantly more. In connection with the construction of existing Units, the Company has received landlord contributions, reducing the cost of opening these Units. There can be no assurance, however, that landlord contributions will be available in the future or that the Company will be able to raise additional capital on terms satisfactory to the Company or at all.

The Company contemplates that the development and opening of each of its Units in 1997 through 1999 will be financed with existing cash on hand and cash flow from operations. The Company may require additional equity or debt financing for expansion beyond 1999.

It is not anticipated that the Company's business will require substantial working capital to meet its operating requirements. Virtually all of the Company's revenues are collected in cash or pursuant to credit card processing. Food and beverage inventories and merchandise inventories are expected to increase in relation to trade accounts payable.

QUARTERLY FLUCTUATIONS, SEASONALITY
AND INFLATION

As a result of the substantial revenues associated with each new Unit, the timing of new Unit openings will result in significant fluctuations in quarterly results. The mall-based Units may also have higher third or fourth quarter revenues than the other two quarters as a result of seasonal traffic increases at mall locations and seasonally stronger retail sales. Units at entertainment centers or Disney theme parks may slow fluctuations in accordance with any overall seasonality at these locations.

The primary inflationary factors affecting the Company's operations include food and beverage and labor costs. Management does not anticipate any significant labor cost increases as a result of the minimum wage increases enacted in 1996 and 1997. In addition, the Company's leases require the Company to pay taxes, maintenance, repairs and utilities, and these costs are subject to inflationary increases. The Company believes low inflation rates have contributed to relatively stable costs. There is no assurance, however, that low inflation rates will continue.

FORWARD-LOOKING DISCLOSURE

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain information included in this annual report and other materials filed or to be filed by the Company with the Securities and Exchange Commission (as well as information included in oral statements or other written statements made or to be made by the Company) contain statements that are forward-looking, such as statements relating to plans for future expansion and other business development activities as well as other capital spending, financial sources and the effects of competition. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ from those expressed in any forward-looking statements made by or on behalf of the Company. These risks and uncertainties include, but are not limited to, those relating to development and construction activities, including delays in opening new Units, acceptance of the Rainforest Cafe concept, the quality of the Company's restaurant and retail operations, dependence on discretionary consumer spending, the Company's failure to defend its intellectual property rights, dependence on existing management, general economic conditions, changes in federal or state laws or regulations.

CONSOLIDATED BALANCE SHEETS


 (IN THOUSANDS, EXCEPT SHARE DATA)                               1996     1995
------------------------------------------------------------------------------
 ASSETS
 Current Assets:
  Cash and cash equivalents                                   $83,894  $16,323
  Short-term investments                                       35,934        -
  Accounts receivable and other                                 5,072    1,448
  Inventories                                                   2,865    1,076
  Preopening expenses                                           2,302      514
                                                             -----------------
     Total current assets                                     130,067   19,361
 Long-Term Investments                                         42,274        -
 Property, Equipment and Leasehold Improvements, net           48,351   11,848
 Deferred Income Taxes                                          2,009        -
                                                             -----------------
                                                             $222,701  $31,209
                                                             =================

 LIABILITIES AND SHAREHOLDERS' EQUITY
 Current Liabilities:
  Accounts payable                                             $6,237   $3,213
  Accrued liabilities -
   Payroll and payroll taxes                                      466      289
   Other                                                          843      369
  Income taxes payable                                          4,201        -
                                                             -----------------
     Total current liabilities                                 11,747    3,871
 DEFERRED RENT                                                  7,000      983
                                                             -----------------
     Total liabilities                                         18,747    4,854
                                                             -----------------
 COMMITMENTS AND CONTINGENCIES (Note 6)
 SHAREHOLDERS' EQUITY:
  Common stock, no par value, 50,000,000 shares authorized;
   17,186,506 and 9,484,347 shares issued and outstanding     199,542   27,867
  Retained earnings (deficit)                                   4,412  (1,512)
                                                             -----------------
     Total shareholders' equity                               203,954   26,355
                                                             -----------------
                                                             $222,701  $31,209
                                                             =================



The accompanying notes are an integral part of these consolidated balance sheets.

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                                FEBRUARY 3, 1994
                                                                                                     (INCEPTION)
                                                                 YEAR ENDED         YEAR ENDED           THROUGH
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)           DECEMBER 29, 1996  DECEMBER 31, 1995   JANUARY 1, 1995
----------------------------------------------------------------------------------------------------------------
REVENUES:
 Restaurant sales                                                 $  37,088           $  9,979         $  1,337
 Retail sales                                                        10,868              3,472              729
 Licensing fee                                                          750                  -                -
                                                                 ----------------------------------------------
   Total revenues                                                    48,706             13,451            2,066
                                                                 ----------------------------------------------
COSTS AND EXPENSES:
 Food and beverage costs                                              9,254              2,778              450
 Cost of retail goods sold                                            4,867              1,548              393
 Restaurant operating expenses                                       18,288              5,366              769
 Retail operating expenses                                            3,558              1,003              404
 Depreciation and amortization                                        2,331                475               70
 Amortization of preopening costs                                     1,519                115                -
                                                                 ----------------------------------------------
   Total costs and expenses                                          39,817             11,285            2,086
                                                                 ----------------------------------------------
INCOME (LOSS) FROM UNIT OPERATIONS AND LICENSING                      8,889              2,166             (20)
                                                                 ----------------------------------------------
OTHER (INCOME) EXPENSES:
 General, administrative and development expenses                     4,688              1,265            1,354
 Interest income                                                     (5,220)              (482)              --
 Other                                                                  181                214              254
                                                                 ----------------------------------------------
   Total other (income) expense                                        (351)                997            1,608
                                                                 ----------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES AND EXTRAORDINARY ITEM              9,240              1,169          (1,628)
PROVISION FOR INCOME TAXES                                            3,316                  -                -
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM                               5,924              1,169           (1,628)
EXTRAORDINARY ITEM - EXTINGUISHMENT OF DEBT                               -              1,053                -
                                                                 ----------------------------------------------
   Net income (loss)                                               $  5,924            $   116       $   (1,628)
                                                                 ==============================================
NET INCOME (LOSS) PER COMMON SHARE:
 Earnings (loss) before extraordinary item                            $0.41              $0.16          $(0.46)
 Extraordinary item                                                       -             (0.14)                -
                                                                 ----------------------------------------------
   Net income (loss) per common share                                 $0.41              $0.02          $(0.46)
                                                                 ----------------------------------------------
WEIGHTED AVERAGE SHARES OUTSTANDING                              14,391,307          7,312,379        3,543,134
                                                                 ==============================================



The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY



                                                     COMMON  STOCK     RETAINED
                                                 -------------------   EARNINGS
(IN THOUSANDS, EXCEPT SHARE DATA)                   SHARES    AMOUNT  (DEFICIT)     TOTAL
-----------------------------------------------------------------------------------------

BALANCE, FEBRUARY 3, 1994 (INCEPTION)                    -        $-         $-        $-
 Issuance of common stock                        2,969,400     1,969          -     1,969
 Issuance of common stock
  in connection with issuance of debt              871,500     1,453          -     1,453
 Net loss                                                -         -    (1,628)   (1,628)
                                                -----------------------------------------
BALANCE, JANUARY 1, 1995                         3,840,900     3,422    (1,628)     1,794
 Conversion of debt to common stock
  at $4.00 per share                               458,438     1,222          -     1,222
 Initial public offering, net                    2,587,500     9,025          -     9,025
 Common stock issued upon exercise of warrants   2,585,010    14,198          -    14,198
 Stock options exercised                            12,500         -          -         -
 Net income                                              -         -        116       116
                                                -----------------------------------------
BALANCE, DECEMBER 31, 1995                       9,484,347    27,867    (1,512)    26,355
 Common stock issued upon exercise of warrants     225,000     1,061          -     1,061
 Sale of common stock                            7,365,000   169,510          -   169,510
 Stock options exercised, net of tax effect        109,507     1,033          -     1,033
 Employee stock purchases                            2,701        71          -        71
 Shares retired upon stock split                       (49)        -          -         -
 Net income                                              -         -      5,924     5,924
                                                -----------------------------------------
BALANCE, DECEMBER 29, 1996                      17,186,506  $199,542     $4,412  $203,954
                                                =========================================



The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                                       FEBRUARY 3, 1994
                                                                                                            (INCEPTION)
                                                                   YEAR ENDED            YEAR ENDED             THROUGH
(IN THOUSANDS)                                              DECEMBER 29, 1996     DECEMBER 31, 1995     JANUARY 1, 1995
-----------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
 Net income (loss)                                                  $   5,924             $     116        $     (1,628)
 Adjustments to reconcile net loss to cash flows
  provided by (used in) operating activities-
   Depreciation and amortization                                        7,093                   693                  72
   Amortization of long-term debt discount                                  -                   186                 213
   Loss on extinguishment of debt                                           -                 1,053                   -
   Loss on disposal of equipment                                          181                    27                   -
   Deferred income tax benefit                                         (2,021)                    -                   -
   Expenses paid with note payable                                          -                     -                 280
   Change in assets and liabilities:
     Accounts receivable and other                                     (3,090)                 (942)               (106)
     Inventories                                                       (1,789)                 (636)               (440)
     Preopening expenses                                               (3,282)                 (629)                  -
     Accounts payable                                                   3,024                 2,323                 890
     Accrued liabilities                                                5,662                   385                 273
                                                                    ---------------------------------------------------
       Net cash provided by (used in) operating activities             11,702                 2,576                (446)
                                                                    ---------------------------------------------------
INVESTING ACTIVITIES:
 Purchases of short-term investments, net                             (35,934)                    -                   -
 Purchases of long-term investments, net                              (42,274)                    -                   -
 Purchases of furniture, equipment and
 leasehold improvements, net                                          (39,937)               (9,532)             (2,819)
                                                                    ---------------------------------------------------
       Net cash used in investing activities                         (118,145)               (9,532)             (2,819)
                                                                    ---------------------------------------------------
FINANCING ACTIVITIES:
 Proceeds from the issuance of debt to shareholders                         -                   100               1,262
 Payments on long-term debt to shareholders                                 -                  (510)                  -
 Proceeds from the sale of common stock, net                          169,510                 9,025               1,969
 Proceeds from the exercise of warrants, net                            1,061                14,198                   -
 Proceeds from stock options exercised                                    293                     -                   -
 Tenant allowances collected                                            3,150                     -                 500
                                                                    ---------------------------------------------------
      Net cash provided by financing activities                       174,014                22,813               3,731
                                                                    ---------------------------------------------------
INCREASE IN CASH AND CASH EQUIVALENTS                                  67,571                15,857                 466
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                         16,323                   466                   -
                                                                    ---------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                            $  83,894             $  16,323        $        466
                                                                    ===================================================
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
 Cash paid during the period for-
  Interest                                                          $       -             $      86        $          -
  Income taxes                                                            195                     -                   -
 Noncash investing and financing activities-
  Conversion of debt to common stock                                        -                 1,222                   -
  Common stock issued in connection with debt                               -                     -               1,453
  Decoration and birds purchased with note payable                          -                     -                  90


The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO FINANCIAL STATEMENTS           DECEMBER 29, 1996 and December 31, 1995

1. NATURE OF BUSINESS AND SIGNIFICANT

   ACCOUNTING POLICIES

Nature of Business - Rainforest Cafe, Inc. (the Company) was incorporated in the state of Minnesota on February 3, 1994. The Company currently owns and operates six Rainforest Cafe restaurant and retail stores. The first unit opened on October 3, 1994 in the Mall of America in Bloomington, Minnesota, a suburb of Minneapolis. Prior to the opening of this unit, the Company was in its development stage. The Company intends to open eight additional units in the U.S. during 1997.

Fiscal Year - The Company has adopted a 52-53-week year ending on the Sunday nearest December 31 of each year. All references herein to "1996" and "1995" represent the 52-week fiscal years ended December 29, 1996 and December 31, 1995, respectively.

Cash and Cash Equivalents - The Company includes as cash equivalents all highly liquid investments with original maturities of three months or less when purchased, which are recorded at the lower of cost or market. At December 31, 1995, certain marketable securities, consisting of a money market fund, a government securities fund and corporate debt obligations carried at market value, were recorded as equivalents in the accompanying balance sheet.

Inventories - Inventories consist primarily of retail goods for resale and food and beverages used in restaurant operations and are recorded at the lower of cost or market value as determined by the retail inventory method on the first-in, first-out (FIFO) basis for retail goods and average cost for food and beverages. Inventories consisted of the following as of (in thousands):


                                    DECEMBER 29,  DECEMBER 31,
                                            1996          1995
                 ---------------------------------------------
                 Retail goods             $2,661          $989
                 Food and beverage           204            87
                                          --------------------
                                          $2,865        $1,076
                                          ====================




Preopening Expenses - It is the Company's policy to capitalize the direct and incremental costs associated with opening a new unit, which consist primarily of hiring and training the initial work force, mock service and other direct costs. These costs are amortized over the 11 months of each unit's operations beginning in the first full month of operation, if the recoverability of such costs can be reasonably assured. Expenses incurred prior to opening the Mall of America location were charged to operations when incurred due to the developmental nature of the first unit.

Investments - The Company determines the appropriate classification of investment securities at the time of purchase and reevaluates such designation as of each balance sheet date. The Company classifies investments with original maturities of more than three months and less than one-year on their acquisition date as short-term investments and investments with original maturities of more than one year as long-term investments. All investment securities held by the Company at December 29, 1996, have been classified as available-for-sale. Available-for-sale securities are stated at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of shareholders' equity, if significant. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion, along with interest and dividends earned and realized gains and losses, are included in interest income. The cost of securities sold is based on the specific identification method.

The Company's investments consisted of the following as of December 29, 1996 (in thousands, there were no significant differences between amortized cost and estimated fair value):


                  ---------------------------------------------
                  U.S. Treasury and agency securities  $ 57,246
                  Municipal debt securities              44,715
                  Mutual funds                           42,453
                  Equity securities                      10,149
                  Other debt securities                   4,264
                  U.S. Corporate debt securities            935
                                                       --------
                                                       $159,762
                  Less Cash equivalents                 (81,554)
                                                       --------
                                                       $ 78,208
                                                       ========




The estimated fair value of debt and marketable equity securities at December 29, 1996 was $117,488,000 due in one year or less, $35,984,000 due in one to three years and $6,290,000 due after three years.

Property, Equipment and Leasehold Improvements - Property, equipment and leasehold improvements are recorded at cost. Improvements are capitalized, while repair and maintenance costs are charged to operations when incurred. Furniture, fixtures and equipment are depreciated using the straight-line method over their estimated useful lives of 5 to 15 years. Leasehold improvements are amortized using the straight-line method over the shorter of their estimated useful lives or the initial lease term.

Property and equipment consisted of the following as of (in thousands):


                                                December 29,   December 31,
                                                    1996           1995
              -------------------------------------------------------------
              Live birds                              $67            $30
              Furniture, fixtures and equipment    11,465          3,370
              Leasehold improvements               33,718          7,167
              Construction in progress              6,518          1,825
                                                  -------        -------
                                                   51,768         12,392
              Accumulated depreciation
                and amortization                   (3,417)          (544)
                                                  -------        -------
                                                  $48,351        $11,848
                                                  =======        =======

Licensing Fees - During 1996, the Company entered into an exclusive license agreement which allows a Mexican company to develop seven units in Mexico over a ten-year period.

Under the terms of the agreement, the Company receives a nonrefundable, upfront licensing fee, per unit licensing fees and royalties based on a percentage of sales. The Company has entered into two additional international licensing agreements with similar terms.

Income Taxes - The Company and its subsidiaries file a consolidated federal income tax return and separate state returns. Deferred income taxes are provided for differences between the financial reporting basis and tax basis of the Company's assets and liabilities at currently enacted tax rates.

Net Income (Loss) Per Common Share - Net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of common shares outstanding and dilutive common equivalent shares assumed to be outstanding during each period. Common equivalent shares consist of dilutive options and warrants to purchase com-mon stock. However, pursuant to rules of the Securities and Exchange Commission, the calculation also includes equity securities, including options and warrants, issued within one year of an initial public offering with an issue price less than the initial public offering price, even if the effect is antidilutive. The treasury stock method was used in determining the dilutive effect of such issuances.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Ultimate results could differ from those estimates.

2. EXTINGUISHMENT OF DEBT

In April 1995, the holders of $1,222,500 of promissory notes made an irrevocable election, effective upon the effective date of an initial public offering, to convert their notes into shares of the Company's common stock at a conversion price of $2.67 per share. The Company recorded the conversion as an extinguishment of debt, which resulted in an extraordinary charge to operations of $1,053,128 at the date of conversion.

3. SHAREHOLDERS' EQUITY

Initial Public Stock Offering - In April 1995, the Company consummated an initial public offering of 2,587,500 units at an offering price of $4.00 per unit, including 337,500 units from the exercise of the underwriters' overallotment option which occurred in May 1995. Each unit consisted of one share of common stock and one Redeemable Class A Warrant. The Company received net proceeds of $9.0 million after the payment of $1.3 million in related underwriting discount and offering costs.

Exercise of Warrants - In August 1995, the holders of 2,585,010 of the Redeemable Class A Warrants (the Warrants) discussed above exercised the Warrants at an exercise price of $5.50. A total of 2,490 warrants were not exercised, and the Company redeemed those 2,490 warrants at $.01 per warrant. The Company received net proceeds of $14.2 million.

Secondary Public Offerings - In January 1996, the Company consummated a public offering of 4,140,000 shares of common stock at an offering price of $19.00 per share. The Company received proceeds of $73.6 million, net of approximately $5.1 million in offering costs.

In September 1996, the Company consummated a public offering of 3,450,000 shares of common stock at an offering price of $31.50 per share. Of the 3,450,000 shares sold, 225,000 shares were sold by selling shareholders. The Company received proceeds of $96.0 million, net of approximately $5.6 million in offering costs.

Stock Split - In May 1996, the Company's board of directors approved a three-for-two stock split in the form of a 50% stock dividend on its no par value common stock. The split was payable to shareholders of record as of June 21, 1996 and was effective July 2, 1996. All references to earnings per share, number of shares and share amounts prior to July 1996 have been retroactively restated throughout the accompanying financial statements to reflect the stock split.

4. INCOME TAXES

The Company has recorded the following net deferred income taxes as of (in thousands):


                                                                    DECEMBER 29,
                                                                           1996
Current deferred income tax benefits                                      $  166
Current deferred income taxes                                               (154)
                                                                          ------
  Net current deferred income tax benefits                                    12
                                                                          ------
Noncurrent deferred income tax benefits                                    2,398
Noncurrent deferred income taxes                                            (389)
                                                                          ------
Net noncurrent deferred income tax benefits                                2,009
                                                                          ------
Net deferred income taxes                                                  2,021
                                                                          ======


The tax effect of significant temporary differences representing deferred tax assets and liabilities are as follows (in thousands):

                                                             DECEMBER 29,                DECEMBER 31,
                                                                     1996                        1995
-----------------------------------------------------------------------------------------------------
Preopening costs                                                  $  (118)                      $(191)
Accelerated depreciation                                             (272)                        (49)
Landlord inducements                                                2,398                         175
Net operating loss carryforwards                                        -                         139
Other                                                                  13                          27
Valuation allowance                                                     -                        (101)
                                                                  -----------------------------------
Net deferred taxes                                                $ 2,021                       $   -
                                                                  ===================================


The provision for income taxes consisted of the following (in thousands):



                                                                     1996
-------------------------------------------------------------------------
Current:
Federal                                                            $ 4,489
State                                                                  848
Deferred                                                            (2,021)
                                                                   -------
Provision for income taxes                                         $ 3,316
                                                                   =======



The differences between the effective tax rate and income taxes computed using the federal statutory rate were as follows:


                                                              1996
        ----------------------------------------------------------
        Federal statutory rate                                34.0%
        State income taxes, net of federal tax benefit         6.2
        Tax exempt income                                     (3.3)
        Other, net                                            (1.0)
                                                             -----
                                                             35.9%
                                                             =====



5. STOCK OPTIONS

Stock Option and Compensation Plan - The Company has a Stock Option and Compensation Plan as Amended (the Plan), pursuant to which options and other awards to acquire an aggregate of 1,500,000 shares of the Company's common stock may be granted to full-time employees of the Company. Stock options, stock appreciation rights, restricted stock, other stock and cash awards may be granted under the Plan. The Plan is administered by the Company's compensation committee which has the discretion to determine the number and purchase price of shares subject to stock options, which may not be below 100% of the fair market value of the common stock on the date granted, the term of each option, and the time or times during its term when the option becomes exercisable. The Company has granted options on 1,094,994 shares through December 29, 1996.

Other Stock Options - As of its inception (February 3, 1994), the Company granted options to acquire an aggregate of 300,000 shares of common stock with an exercise price of $.01 per share to two of its employees. Of the options granted, 262,500 are to an employee who is an officer and director of the Company. These options vest on a pro rata basis on the first, second and third anniversaries of the grant and are exercisable for a period of ten years from the date of grant. The Company has granted options on 275,001 shares through December 29, 1996.

During 1995, the Company adopted the Directors' Stock Option Plan, whereby stock options are granted to the Company's outside directors. These options vest on a pro rata basis over three years and are exercisable for a period of ten years from the date of grant. The Company has granted options on 137,500 shares through December 29, 1996.

The Company accounts for these plans under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for these plans been determined consistent with Statement of Financial Accounting Standards
(SFAS) No. 123, "Accounting for Stock-Based Compensation," the Company's net income and income per share would have been decreased to the following pro forma amounts:


                                          1996    1995
                         -----------------------------
                         Net Income
                           As Reported  $5,924    $116
                           Pro Forma     5,283     (86)
                         Primary EPS
                           As Reported    0.41    0.02
                           Pro Forma      0.37   (0.01)


Because the SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

A summary of the status of the Company's three stock option plans at year-end, with changes during the year then ended, is presented in the table and narrative below:


                                                                 1995                           1996
                                               ----------------------------      ---------------------------------
                                                           WEIGHTED AVERAGE                       WEIGHTED AVERAGE
                                                   SHARES    EXERCISE PRICE         SHARES          EXERCISE PRICE
---------------------------------------------------------------------------      ---------------------------------
Outstanding, beginning of year                    300,000              $.01      1,108,000                   $3.35
Granted                                           822,000              4.52        567,500                   19.90
Exercised                                          12,500               .01        109,507                    5.01
Forfeited                                           1,500              3.40         58,500                   13.76
Expired                                                 -                 -              -                       -
                                                ------------------------------------------------------------------
Outstanding, end of year                        1,108,000             $3.35      1,507,495                   $9.20
                                                ==================================================================
Exercisable, end of year                          149,900             $2.40        361,895                   $2.67
                                                ==================================================================
Weighted average fair value of options granted  $    2.33                        $    9.43
                                                =========                        =========

At December 29, 1996, 977,495 of the 1,507,495 options outstanding have exercise prices between $.01 and $13.60, with a weighted average exercise price of $3.38 and a weighted average remaining contractual life of 8 years. The remaining 530,000 options have exercise prices between $13.67 and $32.75, with a weighted average exercise price of $19.93 and a weighted average remaining contractual life of 9 years. None of these options are exercisable.

The fair value of each option grant is estimated on the date of grant using the Cox Rubenstein option pricing model with the following weighted-average assumptions used for grants in 1996 and 1995, respectively: risk-free interest rates of 6.0% and 5.5%; no expected dividend yields; expected lives of 6 and 5 years; and expected volatility of 40% and 50%.

Employee Stock Purchase Plan - During 1996, the Company adopted the 1996 Employee Stock Purchase Plan (the 1996 Plan) which allows employees to set aside up to 15% of their earnings for the purchase of the Company's common stock. Shares are purchased quarterly under the 1996 Plan at a price equal to 85% of the lessor of the market price on either the first or last day of the quarter. During 1996, 2,701 shares were issued under the 1996 Plan and, at December 29, 1996, 147,299 shares were available for future issuance.

Warrants - In connection with its initial public offering in April 1995, the Company issued a warrant to the underwriters to purchase 225,000 shares of common stock at $4.80 per share. The warrant became exercisable on April 7, 1996 and is exercisable until April 2000. During 1996, 225,000 shares of common stock were issued upon exercise of the outstanding warrants.

6. COMMITMENTS AND CONTINGENCIES

Operating Leases - The Company has entered into various operating leases for its existing and future units which typically have an initial lease term of ten years with an option for renewal. All of these leases contain provisions for contingent rentals based on a percentage of gross revenues, as defined, and contain renewal options and provisions for payments of real estate taxes, insurance and common area costs. In addition, certain of the leases provide for tenant inducements and rent abatement. Total rent expense, including common area costs, real estate taxes and percentage rent, was $5,067,000 in 1996 and $793,000 in 1995.

Future minimum rental payments (including six units which are not yet open and excluding percentage rents) are as follows (in thousands):


                              -------------------
                              1997         $8,098
                              1998          9,028
                              1999          9,058
                              2000          9,068
                              Thereafter   62,311
                                          -------
                                Total     $97,563
                                          =======



Employment Agreements - The Company entered into employment agreements with two of its officers which require the payment of annual compensation of $140,000 and $175,000 per year for up to three years and include bonus provisions. If terminated by the Company during this period without "good cause," the employees are entitled to up to one year's base compensation.


7. QUARTERLY DATA (UNAUDITED, IN THOUSANDS, EXCEPT PER SHARE DATA)

The following is a summary of quarterly consolidated results of operations for 1996 and 1995:


                                    MARCH 31,  JUNE 30,  SEPTEMBER 29,  DECEMBER 29,
QUARTER ENDED                            1996      1996           1996          1996
------------------------------------------------------------------------------------
Revenues                               $5,744    $7,070        $15,718       $20,174
Income from unit operations               858     1,319          2,626         4,086
Net income                                548       833          1,924         2,619
Net income per common share              0.06      0.06           0.13          0.15

                                     APRIL 2,   JULY 2,     OCTOBER 1,  DECEMBER 31,
QUARTER ENDED                            1995      1995           1995          1995
------------------------------------------------------------------------------------
Revenues                               $1,991    $2,503         $3,128        $5,829
Income from unit operations               120       496            751           799
Net income (loss)                       (281)     (770)            535           632
Net income (loss) per common share     (0.11)    (0.18)           0.09          0.09

8. TERMINATION OF PLANNED UNITS (UNAUDITED)

On March 3, 1997, the Company announced that it would write-off development costs related to previously planned units at Trump Taj Mahal (Atlantic City, New Jersey) and Stratosphere (Las Vegas, Nevada). Subsequent to December 29, 1996, the Company determined that future negotiations for Trump Taj Mahal would not result in a mutually agreeable space by both parties for the planned unit. The Company also determined that due to Stratosphere's announcement that it was seeking a bankruptcy reorganization, that the required space for the unit would not be delivered according to the required timeline. The nonrecurring, pre-tax charge to earnings of approximately $1.9 million has been during the first quarter of fiscal 1997.




REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO RAINFOREST CAFE, INC.:

We have audited the accompanying consolidated balance sheets of Rainforest Cafe, Inc. (a Minnesota corporation) as of December 29, 1996 and December 31, 1995, and the related consolidated statements of operations, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rainforest Cafe, Inc. as of December 29, 1996 and December 31, 1995, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

                                        ARTHUR ANDERSEN LLP
Minneapolis, Minnesota
February 14, 1997




TO RAINFOREST CAFE, INC.:

We have audited the accompanying balance sheet of Rainforest Cafe, Inc. (a Minnesota corporation), as of January 1, 1995 (not included herein), and the related statements of operations, shareholders' equity and cash flows for the period from February 3, 1994 (inception) through January 1, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rainforest Cafe, Inc. as of January 1, 1995, and the results of its operations and its cash flows for the period from February 3, 1994 (inception) through January 1, 1995 in conformity with generally accepted accounting principles.

                                        LUND KOEHLER COX & COMPANY, PLLP
Minneapolis, Minnesota,
February 17, 1995

COMMON STOCK INFORMATION

The company's common stock trades on the National Market tier of the Nasdaq Stock Market under the symbol RAIN. At March 20, 1997 there were approximately 790 shareholders of record. The following table sets forth for the quarters indicated the high and low sale prices of the Company's common stock, as reported by The Nasdaq Stock Market.


              1996                                    HIGH     LOW
              ----------------------------------------------------
              First Quarter                         $22.50  $14.75
              Second Quarter                        $34.00  $20.00
              Third Quarter                         $34.25  $20.00
              Fourth Quarter                        $36.25  $22.25

              1995
              ----------------------------------------------------
              Second Quarter (from April 7, 1995)   $10.25  $ 3.00
              Third Quarter                         $15.50  $ 8.00
              Fourth Quarter                        $23.00  $13.00


Since its initial public offering of common stock in April 1995, the Company has not paid dividends on its common stock, and has no plans to do so in the forseeable future.


24