Form 10-K405, Exhibit 13
period 1997-12-28
RAINFOREST CAFE INC
filed 1998-03-30
CIK 924919

Management's Discussion & Analysis of Financial Condition & Results of
Operations




Overview

The Company, founded in February 1994, owns, operates, and licenses themed restaurant/retail facilities (each a "Unit") under the name "Rainforest Cafe - A Wild Place to Shop and Eat(R)." As of December 28, 1997, the Company owned and operated thirteen Units in the United States and licensed three Units outside of the United States. Rainforest Cafe Units range in size from the Company's initial Unit opened on October 3, 1994 in the Mall of America in Bloomington, Minnesota, which is approximately 15,000 square feet to the 30,000 square foot Unit located at the Downtown Disney Marketplace at Walt Disney World(R) in Orlando, Florida. The Company's other domestic Units are located in Chicago, Schaumburg and Gurnee, Illinois; McLean, Virginia; Miami and Fort Lauderdale, Florida; Costa Mesa in Orange County, California; Westbury, New York; Dallas, Texas; Tempe, Arizona and at the MGM Grand Hotel and Casino in Las Vegas, Nevada.
   The Company presently plans to open approximately nine domestic Units in 1998. Because the Company anticipates continued rapid expansion, period to period comparisons may not be meaningful. The Company presently intends to lease the sites for all future domestic Units and anticipates that most of its future domestic Units will range in size from approximately 12,000 to 23,000 square feet, with between 275 and 450 restaurant seats and 10% to 25% of square footage dedicated to retail selling space. However, some Units may be significantly larger, such as the existing free-standing 30,000 square foot Downtown Disney Marketplace Unit, and the planned free-standing Disney's Animal Kingdom Unit, which is expected to open during the second quarter of 1998 and will consist of approximately 34,000 square feet and have approximately 550 restaurant seats.
   In addition to operations in the United States, the Company has been pursuing international growth opportunities. The Company has entered into five exclusive license agreements to develop up to 24 Units, of which three are currently open, over the next ten years in the United Kingdom and Ireland, Mexico, Canada, and certain Asian countries. The Company intends to enter into additional license agreements in the future. In each of these existing international license agreements, the Company is entitled to receive licensing fees in excess of $500,000 (other than the license agreement relating to the United Kingdom and Ireland which does not have an area licensing fee) and is entitled to receive a development fee per Unit and royalties ranging from 3% to 10% of gross revenues. Certain agreements, such as the agreement relating to the United Kingdom and Ireland, allow the Company to become an equity participant of up to 20% of each Unit developed. The agreement for Canadian development is a 50/50 joint venture with the Elephant and Castle Group located in Vancouver, Canada. The first international licensed Unit opened in London in June 1997, followed by Units in Cancun and Mexico City which opened in August and October 1997, respectively. The Company believes approximately five Units will be developed outside the United States in 1998.
   Components of operating expenses include operating payroll and fringe benefits costs, occupancy costs, maintenance costs related to the bird habitat and aquariums, and advertising and promotion costs. The majority of these costs are variable and will increase with sales volume. Historically when a new Unit opens, it incurs higher than normal levels of labor and food costs as Unit personnel complete training. Management believes, however, that as new staff gain experience, hourly labor schedules over the ensuing 30-60 day period will gradually adjust because of operating efficiencies and then be similar to those at established Units. Each of the Company's current leases includes both fixed rate and percentage rent provisions.
   General, administrative and development expenses include all corporate and administrative functions that serve to support existing operations and provide an infrastructure to support future growth. In addition, certain expenses related to the recruiting and training of Unit management personnel are also included if such expenses do not meet the criteria to be capitalized as preopening expenses. Management, supervisory and staff salaries, employee benefits, travel, information systems, marketing, rent and office expenses are primary items of costs in this category.
   The Company uses a 52- or 53-week fiscal year ending on the Sunday nearest December 31.

Results of Operations


The operating results of the Company expressed as a percentage of total revenues (except where noted) were as follows:


                                                                    December 28,     December 29,      December 31,
                                                                            1997             1996              1995
----------------------------------------------------------------------------------------------------------------------


Revenues:
   Restaurant sales                                                           77.4%            76.2%             74.2%
   Retail sales                                                               22.0             22.3              25.8
   Licensing fees and royalties                                                0.6              1.5               -
                                                                            -----------------------------------------
      Total revenues                                                         100.0            100.0             100.0

Costs and Expenses:
   Food and beverage costs(1)                                                 23.7             25.0              27.8
   Cost of retail goods sold(2)                                               45.6             44.8              44.6
   Restaurant operating expenses(1)                                           49.0             49.3              53.8
   Retail operating expenses(2)                                               32.4             32.7              28.9
   Depreciation and amortization(3)                                            5.3              4.9               3.5
   Amortization of preopening expenses(3)                                      2.9              3.2               0.9
                                                                            -----------------------------------------
      Total costs and expenses(3)                                             82.0             83.0              83.9
      Income from Unit Operations and Licensing                               18.5             18.3              16.1
                                                                            -----------------------------------------
Other (Income) Expense:
   General, administrative and development expenses                            6.9              9.6               9.4
   Interest income                                                            (8.3)           (10.7)             (3.6)
   Write-off of development and debt offering costs                            2.1              -                 -
   Other                                                                       0.1              0.4               1.6
                                                                            -----------------------------------------
      Total other (income) expense                                             0.7             (0.7)              7.4
Income before Income Taxes and Extraordinary Item                             17.8             19.0               8.7
Provision for Income Taxes                                                     6.4              6.8               -
                                                                            -----------------------------------------
Income before Extraordinary Item                                              11.4             12.2               8.7
Extraordinary Item                                                             -                -                 7.8
                                                                            -----------------------------------------
Net Income                                                                    11.4%            12.2%              0.9%
                                                                            -----------------------------------------


(1) Percentage of restaurant sales.
(2) Percentage of retail sales.
(3) Percentage of restaurant and retail sales.

Year Ended December 28, 1997 Compared to the Year Ended December 29, 1996

Results of operations for the fiscal year ended December 28, 1997 reflect the operations of ten Mall Units and three free-standing Units. Units open for the entire 1997 fiscal year include the Mall of America Unit, opened in October 1994; the Woodfield Mall Unit opened in October 1995; the Gurnee Mills Unit, opened in June 1996; the Downtown Disney Marketplace Unit, the Company's first Icon Unit, opened in July 1996; the Tysons Corner Center I Unit, opened in October 1996 and the Sawgrass Mills Unit, opened in November 1996.
   Total revenues increased 122% to $108.1 million in 1997 from $48.7 million in 1996. Revenue growth resulted primarily from the addition of seven domestic Units opened during 1997 which contributed revenues of $18.1 million and from a full period of operation of the Gurnee Mills, Downtown Disney Marketplace, Tysons Corner Center I and Sawgrass Mills Units which contributed an increase in revenues of $42.5 million in 1997. Sales at the Mall of America Unit increased by $400,000 (3%) from 1996 to 1997 which was offset by a decrease in sales of $1.5 million (11%) at the Woodfield Mall Unit. The Company's experience to date indicates that a Unit's revenues may decrease on a comparable basis after the first year of operations, although this has not been the case for all of the Company's Units. Management believes that any such decreases result from the fact that the Company's new Units typically open at or near full capacity.
   Food and beverage costs increased 114% to $19.8 million in 1997 compared to $9.3 million in 1996. The increase in food and beverage costs was due primarily to the increase in product sales. Food and beverage costs as a percentage of restaurant sales decreased to 23.7% for 1997 from 25.0% for 1996, largely due to improvements in food preparation, purchasing efficiencies, favorable commodity prices and upselling of higher margin, add-on menu items.
   Cost of retail goods sold increased 123% to $10.9 million for 1997 from $4.9 million for the comparable 1996 period. The increase in cost of retail goods sold was also due to the increase in sales as well as the addition of an expanded retail distribution center during the second half of 1996. This increase was offset partially by savings resulting from enhanced volume purchasing power and to less expensive vendor sources. Cost of retail goods sold as a percentage of retail sales increased by .8% of sales in 1997 compared to 1996 primarily due to product sales promotions and greater discounts offered in 1997.
   Restaurant and retail operating expenses increased 123% to $48.7 million for 1997 from $21.8 million for 1996, primarily due to Unit expansion. Both restaurant and retail operating expenses as a percentage of applicable restaurant and retail sales remained relatively stable.
   Depreciation and amortization increased 142% to $5.6 million in 1997 from $2.3 million for the comparable 1996 period. Amortization of preopening expenses increased 103% to $3.1 million for 1997 from $1.5 million for 1996. The increase in depreciation and amortization and amortization of preopening expenses was due to Unit expansion. Depreciation and amortization as a percentage of restaurant and retail sales increased to 5.3% for the 1997 fiscal year from 4.9% for 1996 due to increased costs of Unit development and the retrofitting of existing Units to incorporate the latest elements of the Rainforest Cafe theme, including the Company's latest animatronics. Amortization of preopening expenses remained relatively stable as a percentage of restaurant and retail sales from 1996 to 1997.
   General, administrative and development expenses increased 58% to $7.4 million in 1997 from $4.7 million in 1996. The increase in general, administrative and development expenses was due primarily to the increase of senior management, corporate employees and Unit management personnel in training related to the Company's growth. General, administrative and development expenses as a percentage of revenues decreased to 6.9% of revenues for 1997 from 9.6% of revenues for 1996. Management believes general, administrative and development expenses will continue to grow at a slower rate than total revenues over the next year resulting in a decrease in these expenses as a percentage of total revenues.
   Interest income of $9.0 million for 1997 was generated primarily by investing a portion of the proceeds from the Company's two follow-on public offerings completed in January and September 1996. Interest income of $5.2 million for the comparable 1996 period was generated primarily by investing a portion of the proceeds of the Company's two follow-on public offerings completed in January and September 1996.
   Write-offs totaling $2.2 million in 1997 were comprised of a $1.9 million write-off in development costs in the first quarter of 1997 resulting from the termination of planned Units at Trump Taj Mahal (Atlantic City, New Jersey) and Stratosphere (Las Vegas, Nevada) due to local regulatory building restrictions and landlord financial problems resulting in landlord declaration of bankruptcy. In addition, in the fourth quarter of 1997 the Company wrote off approximately $300,000 of costs related to a planned convertible debt offering cancelled in January 1998.
   The provision for income taxes in 1997 is based upon the Company's estimated effective tax rate, including the effect of tax-exempt interest income. The provision for income taxes for the 1996 fiscal year is based upon the Company's effective tax rate, including the benefits of approximately $350,000 in net operating loss carryforwards and tax exempt interest income.
   Net income was $12.3 million, or $0.46 per share, for the 1997 fiscal year compared with $5.9 million, or $0.27 per share, for 1996.



Year Ended December 29, 1996 Compared to the Year Ended December 31, 1995

Results of operations for the fiscal year ended December 31, 1995 reflect the operations of the Mall of America Unit for the entire year and the Woodfield Mall Unit which commenced operations on October 20, 1995. Revenues for the Mall of America Unit and the Woodfield Mall Unit were $10.4 million and $3.1 million, respectively, in 1995.
   Total revenues increased 262% to $48.7 million in 1996 from $13.5 million in 1995. The increase in total revenues was primarily due to the operation of the Woodfield Mall Unit for the entire year ($10.4 million), the addition of the Gurnee Mills Unit ($5.6 million), the addition of the Downtown Disney Marketplace Unit ($13.2 million), the addition of the Tysons Corner I Unit ($3.0 million), the addition of the Sawgrass Mills Unit ($1.4 million), and the addition of 85 restaurant seats at the Mall of America Unit in August 1995 ($1.2 million). Retail sales decreased as a percentage of total sales to 22.3% for 1996 from 25.8% for 1995. The decrease in the percentage of retail sales is primarily due to the increase in restaurant seating at the Mall of America Unit and the addition of the Woodfield, Gurnee, Tysons and Sawgrass Units where retail sales as a percentage of total sales averaged approximately 20%.
   Food and beverage costs increased 233% to $9.3 million for 1996 compared to $2.8 million for 1995. The increase in food and beverage cost was primarily due to Unit expansion. Food and beverage costs decreased as a percentage of restaurant sales for 1996 compared to 1995 largely due to improvements of food preparation, purchasing efficiencies and favorable commodity prices.
   Cost of retail goods sold increased 214% to $4.9 million in 1996 compared to $1.5 million in 1995. The increase in cost of retail goods sold was due primarily to Unit expansion and the addition of an expanded retail distribution center during 1996. Cost of retail goods sold remained relatively flat as a percentage of retail sales in 1996 and 1995.
   Restaurant and retail operating expenses increased 243% to $21.8 million for 1996 compared to $6.4 million for 1995. The increase in restaurant and retail operating expenses was primarily due to Unit expansion. Restaurant operating expenses decreased as a percentage of restaurant sales to 49.3% in 1996 from 53.8% in 1995. The decrease as a percentage of restaurant sales was primarily due to more efficient labor usage, negotiated price reductions for restaurant supplies and lower occupancy costs as a percentage of sales for the Company's Gurnee Mills, Tysons Corner and Sawgrass Mills Units. Retail operating expenses as a percentage of retail sales increased to 32.7% in 1996 from 28.9% in 1995. During August 1996, the Company introduced new retail packaging materials which adversely affected retail operating expenses in the later part of the year. In addition, the increase in retail operating expenses as a percentage of retail sales was due to the decrease in retail sales as a percentage of total sales and increased floor coverage during peak selling periods.
   Depreciation and amortization expense increased 391% to $2.3 million in 1996 from $475,000 in 1995. Preopening amortization increased to $1.5 million in 1996 from $115,000 in 1995. Preopening amortization during 1995 included two months of amortization expense for the Woodfield Mall Unit only. The increase in depreciation and amortization and preopening amortization expense was primarily due to unit expansion in 1996.
   General, administrative and development expenses increased 271% to $4.7 million in 1996 compared to $1.3 million in 1995. The increase in general, administrative and development expenses in fiscal 1996 was due to the addition of senior management, corporate employees and Unit management personnel in training related to the Company's growth.
   Interest income of $5.2 million for 1996 was generated primarily by investing the proceeds from the Company's two follow-on public offerings completed in January and September 1996 in interest bearing investments. Interest income of $482,000 for 1995 was generated primarily by investing the proceeds from the exercise of the Class A Warrants and common stock issued as part of the Company's initial public offering ("IPO"). During 1995 the Company recorded $186,000 in interest expense due to amortization of loan discount.
   The provision for income taxes in 1996 is based upon the Company's effective tax rate, including benefits for approximately $350,000 in net operating loss carryforwards and approximately $800,000 in tax exempt interest income. The Company did not record a provision for federal or state income taxes in 1995 because net operating loss carryforwards were used to offset income tax liabilities.

Liquidity and Capital Resources

   The Company's principal capital needs arise from the development and opening of new Rainforest Cafe Units. In January 1996, the Company issued an aggregate of 4,140,000 shares of Common Stock pursuant to a secondary public offering at $12.67 per share. The net proceeds to the Company, after payment of underwriting fees and offering expenses, were approximately $73.6 million. In May 1996, the Company received approximately $1.0 million in net proceeds from the exercise of warrants at $3.20 per share issued to Underwriters of the Company's IPO. In September 1996, the Company issued an aggregate of 3,225,000 shares of common stock pursuant to an additional public offering at $21.00 per share. The net proceeds to the Company, after payment of underwriting fees and offering expenses, were approximately $96.0 million. On December 28, 1997, the Company had working capital of approximately $77.7 million and long-term investments of $39.9 million, consisting principally of investment grade, fixed income securities.
   The Company generated $15.9 million in cash flow from operating activities for 1997 compared to $11.5 million for 1996. Additionally, for 1997, the Company generated $5.0 million from stock options exercised, compared with $1.0 million for the comparable period in 1996, and approximately $1.5 million cash from the sale of put options on approximately 1.0 million shares of the Company's Common Stock (at exercise prices ranging from $11.625 to $15.00 per share.) The sale of the put options was executed as part of a stock repurchase program announced in January 1997 and amended in January 1998 pursuant to which up to 1.5 million shares and 3.0 million shares, respectively, of the Company's Common Stock may be repurchased over a one year period. In April 1997, 15,000 shares of Common Stock were repurchased through put option assignments. The Company believes that it will continue to generate cash from operating activities and earn interest income, both of which will be utilized for future development and working capital purposes.
   The average investment to open the Company's first five Mall Units was $5.5 million, net of landlord contributions which averaged $1.1 million. Additionally, the Company averaged approximately $650,000 in preopening expenses and purchased an average of $300,000 of inventory in connection with the openings. Total expenditures to develop the Downtown Disney Marketplace Unit were $11.2 million, net of $1.5 million landlord contributions. Preopening expenses incurred for the opening of the Downtown Disney Marketplace Unit were approximately $1.2 million and the initial inventory purchased was approximately $600,000.
   The estimated average investment to open the Company's five Mall Units during 1997 was $7.1 million, net of landlord contributions, while total expenditures to develop the free-standing downtown Chicago and MGM Grand Hotel and Casino Icon Units were approximately $10.0 million and $10.3 million, respectively. The Company received average landlord contributions of approximately $900,000 for the Mall Units. Additionally, the Company averaged approximately $730,000 in preopening expenses and purchased approximately $300,000 in initial inventory for the 1997 Mall Units. Opening of the downtown Chicago Unit resulted in preopening expenses of approximately $750,000 and opening of the MGM Grand Hotel and Casino Unit resulted in preopening expenses of approximately $1.2 million. Both Units required the purchase of approximately $300,000 in initial inventory.
   The Company expects future domestic Mall Units to cost between $5.5 million and $8.5 million to develop, net of anticipated landlord contributions. In addition, the Company expects that it will incur approximately $700,000 in preopening costs and purchase approximately $300,000 of inventory in connection with the opening of these Units. The Company also expects to open selected, larger Icon Units, such as its planned Unit at Disney's Animal Kingdom, which may cost significantly more. In connection with the construction of existing Units, the Company has received landlord contributions, which reduced the cost of opening these Units. There can be no assurance, however, that landlord contributions will be available in the future.
   The Company contemplates that the development and opening of each of its Units from 1998 through 1999 will be financed with existing cash on hand and cash flow from operations. The Company may require additional equity or debt financing for expansion beyond 1999.
   It is not anticipated that the Company's business will require substantial working capital to meet its operating requirements. Virtually all of the Company's revenues are collected in cash or pursuant to credit card processing. Food and beverage inventories and merchandise inventories are expected to increase in relation to trade accounts payable.

Quarterly Fluctuations, Seasonality and Inflation

As a result of the substantial revenues associated with each new Unit, the timing of new Unit openings will result in significant fluctuations in quarterly results. Units at entertainment centers or Disney theme parks may show fluctuations in accordance with any overall seasonality at these locations.
   The primary inflationary factors affecting the Company's operations include food, beverage and labor costs. Management does not anticipate any significant labor cost increases as a result of the minimum wage increases enacted in 1997 and 1998. Units in higher cost labor markets such as California, New York and Nevada may experience lower operating margins than units located in lower cost labor markets. In addition, the Company's leases require the Company to pay costs that are subject to inflationary increases, such as base rent, taxes, maintenance, repairs and utilities. The Company believes low inflation rates have contributed to relatively stable costs. There is no assurance, however, that low inflation rates will continue.
   The Company has performed an assessment of its information systems, equipment and vendors to determine compliance with Year 2000 issues. Results of the assessments indicate that costs associated with Year 2000 compliance are expected to be immaterial to future financial results.


Proposed Accounting Standard

In April 1997, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (AICPA) issued an exposure draft entitled "Reporting on the Costs of Start-Up Activities." The proposed accounting standard contained in this draft would require entities to expense as incurred all start-up and preopening costs that are not otherwise capitalizable as long-lived assets. If adopted by the AICPA, this new accounting standard would be effective for fiscal years beginning after December 15, 1998 with earlier application encouraged. The comment period for the exposure draft ended in July 1997, and the AICPA is expected to issue a final pronouncement on this standard during the second quarter of 1998. If the new accounting principle is adopted by the AICPA, the Company will choose early implementation during fiscal 1998. This implementation will involve the recognition of the cumulative effect of the change in accounting principle required by the new standard as a one-time charge against earnings, net of any related income tax effect, retroactive to the beginning of fiscal 1998 the effect would be a change of earnings of approximately $4.0 million.



Forward-Looking Disclosure

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain information included in this annual report and other materials filed or to be filed by the Company with the Securities and Exchange Commission (as well as information included in oral statements or other written statements made or to be made by the Company) contain statements that are forward-looking, including statements relating to plans for future expansion and other business development activities as well as other capital spending, financial sources, and the effects of competition in addition to expenses related to any Company litigation. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ from those expressed in any forward-looking statements made by or on behalf of the Company. These risks and uncertainties include, but are not limited to, those relating to development and construction activities, including delays in opening new Units, acceptance of the Rainforest Cafe concept and the future Unit performance, the quality of the Company's restaurant and retail operations, dependence on discretionary consumer spending, the Company's failure to defend its intellectual property rights, dependence on existing management, general economic conditions, changes in federal or state laws or regulations and unanticipated results of litigation.

                          Consolidated Balance Sheets

(In Thousands, Except Share Data)                                December 28, 1997   December 29, 1996
------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
 Cash and cash equivalents                                                $ 53,621            $ 83,894
 Short-term investments                                                     16,963              35,934
 Accounts receivable and other                                               9,893               5,072
 Inventories                                                                 6,705               2,865
 Preopening expenses                                                         4,546               2,302
                                                                          ----------------------------
   Total current assets                                                     91,728             130,067
LONG-TERM INVESTMENTS                                                       39,948              42,274
FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET                       112,695              48,097
DEFERRED INCOME TAXES                                                            -               2,009
OTHER ASSETS                                                                 1,729                 254
                                                                          ----------------------------
                                                                          $246,100            $222,701
                                                                          ----------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
 Accounts payable                                                         $  7,135            $  6,237
 Accrued liabilities -
  Payroll and payroll taxes                                                  3,318                 466
  Other                                                                      3,543                 843
 Income taxes payable                                                            -               4,201
                                                                          ----------------------------
   Total current liabilities                                                13,996              11,747
DEFERRED RENT                                                                8,214               7,000
DEFERRED INCOME TAXES                                                          908                   -
   Total liabilities                                                        23,118              18,747
                                                                          ============================

 COMMITMENTS AND CONTINGENCIES (NOTE 8)
 SHAREHOLDERS' EQUITY:
  50,000,000 shares no par value authorized; 26,351,268
    and 25,779,759 shares of common stock issued and
    outstanding                                                            206,277             199,542
  Retained earnings                                                         16,705               4,412
                                                                          ----------------------------
   Total shareholders' equity                                              222,982             203,954
                                                                          ----------------------------
                                                                          $246,100            $222,701
                                                                          ----------------------------

The accompanying notes are an integral part of these consolidated balance sheets.

                     Consolidated Statement of Operations

                                                        Year ended           Year ended           Year ended
(In Thousands)                                   December 28, 1997    December 29, 1996    December 31, 1995
------------------------------------------------------------------------------------------------------------
  REVENUES:
   Restaurant sales                                     $   83,650           $   37,088           $    9,979
   Retail sales                                             23,791               10,868                3,472
   Licensing fees and royalties                                633                  750                    -
                                                        ----------------------------------------------------
    Total revenues                                         108,074               48,706               13,451
                                                        ----------------------------------------------------
  COSTS AND EXPENSES:
   Food and beverage costs                                  19,823                9,254                2,778
   Cost of retail goods sold                                10,856                4,867                1,548
   Restaurant operating expenses                            40,997               18,288                5,366
   Retail operating expenses                                 7,700                3,558                1,003
   Depreciation and amortization                             5,641                2,331                  475
   Amortization of preopening expenses                       3,088                1,519                  115
                                                        ----------------------------------------------------
    Total costs and expenses                                88,105               39,817               11,285
                                                        ----------------------------------------------------
  INCOME FROM UNIT OPERATIONS AND LICENSING                 19,969                8,889                2,166
                                                        ----------------------------------------------------
  OTHER (INCOME) EXPENSE:
   General, administrative and development expenses          7,409                4,688                1,265
   Interest income                                          (9,016)              (5,220)                (482)
   Write-off of development and debt offering costs          2,230                    -                    -
   Other                                                       136                  181                  214
                                                        ----------------------------------------------------
                Total other (income) expense                   759                 (351)                 997
                                                        ----------------------------------------------------
  INCOME BEFORE INCOME TAXES AND EXTRAORDINARY ITEM         19,210                9,240                1,169
  PROVISION FOR INCOME TAXES                                 6,917                3,316                    -
                                                        ----------------------------------------------------
  INCOME BEFORE EXTRAORDINARY ITEM                          12,293                5,924                1,169
  EXTRAORDINARY ITEM - EXTINGUISHMENT OF DEBT                    -                    -                1,053
                                                        ----------------------------------------------------
   Net income                                           $   12,293           $    5,924           $      116
                                                        ----------------------------------------------------
  BASIC EARNINGS PER COMMON SHARE:
   Basic earnings before extraordinary item             $     0.47           $     0.29           $     0.10
   Extraordinary item                                            -                    -                (0.09)
                                                        ----------------------------------------------------
   Basic earnings per common share                      $     0.47           $     0.29           $     0.01
                                                        ----------------------------------------------------
  BASIC WEIGHTED AVERAGE SHARES OUTSTANDING             25,988,459           20,586,750           10,968,568
                                                        ----------------------------------------------------
  DILUTED EARNINGS PER COMMON SHARE:
   Diluted earnings before extraordinary item           $     0.46           $     0.27           $     0.10
   Extraordinary item                                            -                    -                (0.09)
                                                        ----------------------------------------------------
   Diluted earnings per common share                    $     0.46           $     0.27           $     0.01
                                                        ----------------------------------------------------
  DILUTED WEIGHTED AVERAGE SHARES OUTSTANDING           26,834,601           21,586,961           10,968,568
                                                        ----------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

               Consolidated Statements of Shareholders' Equity

                                                            Common Stock       Retained
                                                ------------------------       Earnings
(In Thousands, Except Share Data)                   Shares        Amount      (Deficit)        Total
----------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1995                         5,761,350      $  3,422       $(1,628)     $  1,794
  Conversion of debt to common stock
    at $1.78 per share                             687,656         1,222             -         1,222
  Initial public offering, net                   3,881,250         9,025             -         9,025
  Common stock issued upon exercise
    of warrants                                  3,877,515        14,198             -        14,198
  Stock options exercised                           18,750             -             -             -
  Net income                                             -             -           116           116
                                                ----------------------------------------------------
BALANCE, DECEMBER 31, 1995                      14,226,521        27,867        (1,512)       26,355
  Common stock issued upon exercise
    of warrants                                    337,500         1,061             -         1,061
  Sale of common stock                          11,047,500       169,510             -       169,510
  Stock options exercised, net of tax effect       164,261         1,033             -         1,033
  Employee stock purchases                           4,052            71             -            71
  Shares retired upon stock split                      (75)            -             -             -
  Net income                                             -             -         5,924         5,924
                                                ----------------------------------------------------
BALANCE, DECEMBER 29, 1996                      25,779,759       199,542         4,412       203,954
  Stock options exercised, net of tax effect       553,616         4,969             -         4,969
  Employee stock purchases                          32,893           402             -           402
  Sale of written put options                            -         1,558             -         1,558
  Common stock repurchased                         (15,000)         (194)            -          (194)
  Net income                                             -             -        12,293        12,293
                                                ----------------------------------------------------
BALANCE, DECEMBER 28, 1997                      26,351,268      $206,277       $16,705      $222,982
                                                ----------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

                     Consolidated Statements of Cash Flows

                                                              Year ended           Year ended           Year ended
(In Thousands)                                         December 28, 1997    December 29, 1996    December 31, 1995
------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
 Net income                                                      $12,294             $  5,924              $   116
 Adjustments to reconcile net income to net
    cash flows from operating activities -
  Depreciation and amortization                                   10,796                7,093                  693
  Amortization of long-term debt discount                              -                    -                  186
  Write-off of discontinued development and debt offering costs    2,230                    -                    -
  Loss on extinguishment of debt                                       -                    -                1,053
  Deferred income tax benefit                                      1,944               (2,021)                   -
  Change in assets and liabilities:
   Accounts receivable and other                                  (8,098)              (3,090)                (942)
   Inventories                                                    (3,840)              (1,789)                (636)
   Preopening expenses                                            (5,332)              (3,282)                (629)
   Accounts payable                                                  898                3,024                2,323
   Accrued liabilities                                             5,029                5,662                  385
                                                                 -------------------------------------------------
    Net cash provided by operating activities                     15,921               11,521                2,549
                                                                 -------------------------------------------------
INVESTING ACTIVITIES:
   (Purchases) sales of short-term investments, net               18,971              (35,934)                   -
   (Purchases) sales of long-term investments, net                 2,326              (42,274)                   -
   Purchases of furniture, equipment and
    leasehold improvements, net                                  (73,322)             (39,502)              (9,505)
   Purchases of other assets                                      (1,475)                (254)                   -
                                                                 -------------------------------------------------
    Net cash used in investing activities                        (53,500)            (117,964)              (9,505)
                                                                 -------------------------------------------------
FINANCING ACTIVITIES:
   Proceeds from the issuance of debt to shareholders                  -                    -                  100
   Payments on long-term debt to shareholders                          -                    -                 (510)
   Proceeds from the sale of common stock and put options, net     4,223              169,803                9,025
   Proceeds from the exercise of warrants, net                         -                1,061               14,198
   Repurchase of common stock                                       (194)                   -                    -
   Tenant allowances collected                                     3,277                3,150                    -
                                                                 -------------------------------------------------
    Net cash provided by financing activities                      7,306              174,014               22,813
                                                                 -------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                 (30,273)              67,571               15,857
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                      83,894               16,323                  466
                                                                 -------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                           $53,621             $ 83,894              $16,323
                                                                 -------------------------------------------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
 Cash paid during the year for -
   Interest                                                      $     -             $      -              $    86
   Income taxes                                                    8,310                  195                    -
  Noncash investing and financing activities -
   Conversion of debt to common stock                                  -                    -                1,222


The accompanying notes are an integral part of these consolidated financial statements.

                  Notes to Consolidated Financial Statements

          1. Nature of Business and Significant Accounting Policies

NATURE OF BUSINESS   Rainforest Cafe, Inc. (the Company) was incorporated in
the state of Minnesota on February 3, 1994 to own, operate, and license themed restaurant/retail facilities (each a Unit). As of December 28, 1997, the Company owned and operated 13 Rainforest Cafe Units in the United States and licensed three Units internationally. The first unit opened on October 3, 1994 in the Mall of America in Bloomington, Minnesota, a suburb of Minneapolis. The Company intends to open eight to ten additional units in the U.S. during each of 1998 and 1999.

FISCAL YEAR   The Company has adopted a 52-53-week year ending on the Sunday nearest December 31 of each year. All references herein to "1997" and "1996" represent the 52-week fiscal years ended December 28, 1997 and December 29, 1996, respectively.

CASH AND CASH EQUIVALENTS   The Company includes as cash equivalents all
highly liquid investments with original maturities of three months or less when purchased, which are recorded at the lower of cost or market.

INVESTMENTS   The Company determines the appropriate classification of debt and equity securities at the time of purchase and reevaluates such designation as of each balance sheet date. As of December 28, 1997 and December 29, 1996, all securities were designated as available-for-sale. The Company classifies investments with original maturities of more than three months and less than one year on their acquisition date as short-term investments and investments with original maturities of more than one year as long-term investments. Available-for-sale securities are stated at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of shareholders' equity, if significant.
     The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion, along with interest and dividends earned and realized gains and losses, are included in interest income. The cost of securities sold is based on the specific identification method.

INVENTORIES   Inventories consist primarily of retail goods for resale and food and beverages used in restaurant operations and are recorded at the lower of cost or market value as determined by the retail inventory method on the first-in, first-out basis for retail goods and average cost for food and beverages. Inventories consisted of the following as of (in thousands):


                       December 28,  December 29,
                              1997          1996
------------------------------------------------
Retail goods                $6,372        $2,661
Food and beverage              333           204
                            --------------------
                            $6,705        $2,865
                            --------------------

PREOPENING EXPENSES   It is the Company's policy to capitalize the direct and
incremental costs associated with opening a new unit, which consist primarily of hiring and training the initial work force, mock service and other direct costs. These costs are amortized over the 11 months of each unit's operations beginning in the first full month of operation. If the recoverability of such costs can be reasonably assured. At December 28, 1997 and December 29, 1996, total capitalized preopening costs were $4.5 million and $2.3 million, respectively.
     In April 1997, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (AICPA) issued an exposure draft entitled "Reporting on the Costs of Start-Up Activities." The proposed accounting standard contained in this draft would require entities to expense as incurred all start-up and preopening costs that are not otherwise capitalizable as long-lived assets. The AICPA is expected to issue a final pronouncement on this standard during the second quarter of 1998. The accounting standard would be effective for fiscal years beginning after December 15, 1998, with earlier application encouraged. If the new accounting principle is adopted by the AICPA, the Company will choose early implementation during fiscal 1998. This implementation will involve the recognition of the cumulative effect of the change in accounting principle required by the new standard as a one-time charge against earnings, net of any related income tax effect, retroactive to the beginning of fiscal 1998.

PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS   Property, equipment and
leasehold improvements are recorded at cost. Improvements are capitalized, while repair and maintenance costs are charged to operations when incurred. Furniture, fixtures and equipment are depreciated using the straight-line method over their estimated useful lives of 5 to 15 years. Leasehold improvements are amortized using the straight-line method over the shorter of their estimated useful lives or the initial lease term.

  Property and equipment consisted of the following as of (In thousands):

                                                December 28,       December 29,
                                                       1997               1996
------------------------------------------------------------------------------
Furniture, fixtures and
  equipment                                        $ 29,016           $ 11,532
Leasehold improvements                               60,410             33,718
Construction in progress                             33,529              6,245
                                                   ---------------------------
                                                    122,955             51,495
Accumulated depreciation
  and amortization                                  (10,260)            (3,398)
                                                   ---------------------------
                                                   $112,695           $ 48,097
                                                   ---------------------------

LICENSING FEES   The Company has entered into five exclusive license
agreements to develop an aggregate of at least 24 Units outside the United States, of which three are currently open, over a ten year period in the United Kingdom and Ireland, Mexico, Canada, and certain Asian countries. The Company intends to enter into additional license agreements in the future. In each of the existing international license agreements, the Company is entitled to receive area licensing fees in excess of $500,000 (other than the license agreement related to the United Kingdom and Ireland which has no area licensing fee) and is entitled to receive a per Unit development fee as well as royalties ranging from 3% to 10% of gross revenues. Development fees are recognized when a licensed unit begins operations, at which time the company has performed its obligations related to such fees. Area licensing fees received are deferred and recognized on a pro rata basis as the licensed units subject to the area development agreements begin operations. Both development and area licensing fees are nonrefundable. Licensing royalties are recognized as earned. Certain license agreements allow the Company to become an equity participant of up to 20% of each Unit developed. The first international licensed Unit opened in London, England in June 1997, followed by Units in Cancun, Mexico and Mexico City, Mexico which opened in August and October of 1997, respectively.

INCOME TAXES   The Company and its subsidiaries file a consolidated federal income tax return and separate state returns. Deferred income taxes are provided for differences between the financial reporting basis and tax basis of the Company's assets and liabilities at currently enacted tax rates.

EARNINGS PER COMMON SHARE   The Company adopted in fiscal 1997, Statement of
Financial Accounting Standards (SFAS) No. 128 "Earnings per Share," which requires disclosure of basic earnings per share (EPS) and diluted EPS, which replace the existing primary EPS and fully diluted EPS, as defined by APB No.
15. Basic EPS is computed by dividing net income by the weighted average number of shares of Common Stock outstanding during the year. Diluted EPS is computed similarly to primary EPS as previously reported provided that, when applying the treasury stock method to common equivalent shares (consisting solely of outstanding stock options), the Company must use its average share price for the period rather than the more dilutive greater of the average share price or end-of-period share price required by APB No. 15.
     As a result of the adoption of SFAS No. 128, the Company's reported earnings per share for 1996 and 1995 were restated. The effect of this accounting change on previously reported EPS data was as follows:

                                 1996      1995
-----------------------------------------------
Primary EPS as reported         $0.27     $0.01
Effect of SFAS No. 128           0.02         -
                                ---------------
Basic EPS as restated           $0.29     $0.01
                                ---------------

Fully diluted EPS as reported   $   -     $   -
Effect of SFAS No. 128           0.27      0.01
                                ---------------
Diluted EPS as restated         $0.27     $0.01
                                ---------------

USE OF ESTIMATES   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Ultimate results could differ from those estimates.

             2. Write-Off of Development and Debt Offering Costs

TERMINATION OF PLANNED UNITS   Subsequent to December 29, 1996 the Company
determined that due to local building restrictions, future negotiations for Trump Taj Mahal would not result in a mutually agreeable space by both parties for the planned unit. The Company also determined that, due to Stratosphere's announcement that it was seeking a bankruptcy reorganization, the required space for such unit would not be delivered according to the required timeline. As such, on March 3, 1997, the Company announced that it would write off development costs related to previously planned units at Trump Taj Mahal (Atlantic City, New Jersey) and Stratosphere (Las Vegas, Nevada). The nonrecurring, pre-tax charge to earnings of approximately $1.9 million or $0.05 per share after taxes was recorded during the first quarter of fiscal 1997.

CONVERTIBLE DEBT OFFERING   On December 3, 1997 the Company filed a
registration statement with the Securities and Exchange Commission for a proposed public offering of $100,000,000 aggregate principal amount of Convertible Subordinated Notes due 2003. On January 8, 1998 the Company withdrew the registration statement and wrote off all costs associated with the proposed debt offering ($295,000) during the fourth quarter of 1997.

                   3. Marketable Debt and Equity Securities

     A summary of securities classified as available for sale as of December 28, 1997 is set forth below (in thousands):

                                       Unrealized    Unrealized         Fair
1997                            Cost        Gains        Losses        Value
----------------------------------------------------------------------------
U.S. Government             $ 43,800         $127          $ 58     $ 43,869
Municipal Debt                34,195          116            24       34,287
Mutual Funds                  17,016            -             -       17,016
Equity                         5,230          122           227        5,125
Other Debt                     5,633           29             -        5,662
                            ------------------------------------------------
Securities-Available
 for Sale                   $105,874         $394          $309     $105,959
                            ------------------------------------------------

     A summary of securities classified as available for sale as of December 29, 1996 is set forth below (in thousands):

                                       Unrealized    Unrealized         Fair
1996                            Cost        Gains        Losses        Value
----------------------------------------------------------------------------
U.S. Government             $ 57,246         $ 70          $309     $ 57,007
Municipal Debt                44,715           82           102       44,695
Mutual Funds                  42,453            -             -       42,453
Equity                        10,149            1            36       10,114
Other Debt                     5,199           35           140        5,094
                            ------------------------------------------------
Securities-Available
 for Sale                   $159,762         $188          $587     $159,363
                            ------------------------------------------------

     Gross gains of $953,000, $115,000, and $0 were realized during 1997, 1996, and 1995 respectively. Gross losses of $71,000, $156,000, and $0 were realized during 1997, 1996, and 1995 respectively.
     Scheduled maturities of debt securities classified as available for sale as of December 28, 1997 were as follows (in thousands):

                                      Cost        Fair Value
------------------------------------------------------------
Less than one year                 $50,783           $51,047
Due in 1-3 years                    29,080            28,960
Due after 3 years                    3,765             3,811
                                   -------------------------
Total                              $83,628           $83,818
                                   -------------------------

                               4. Long-term Debt

The Company has an unsecured $3 million line of credit with a bank under a commercial revolving note, expiring June 1998, bearing interest at the bank's prime rate of interest. During fiscal 1996 and 1997 there were no cash borrowings on the line and as of December 28, 1997, $305,666 in letters of credit were outstanding.
     In April 1995, the holders of $1,222,500 of promissory notes made an irrevocable election, effective upon the effective date of an initial public offering, to convert their notes into shares of the Company's common stock at a conversion price of $1.78 per share. The Company recorded the conversion as an extinguishment of debt, which resulted in an extraordinary charge to operations of $1,053,128 at the date of conversion.

                           5. Shareholders' Equity

INITIAL PUBLIC STOCK OFFERING   In April 1995, the Company consummated an
initial public offering of 3,881,250 units at an offering price of $2.67 per unit, including 506,250 units from the exercise of the underwriters' overallotment option which occurred in May 1995. Each unit consisted of one share of common stock and one Redeemable Class A Warrant. The Company received net proceeds of $9.0 million after the payment of $1.3 million in related underwriting discount and offering costs.

EXERCISE OF WARRANTS   In August 1995, the holders of 3,877,515 of the
Redeemable Class A Warrants (the Warrants) discussed above exercised the Warrants at an exercise price of $3.67. A total of 3,735 warrants were not exercised, and the Company redeemed those 3,735 warrants at $.01 per warrant. The Company received net proceeds of $14.2 million.

SECONDARY PUBLIC OFFERINGS   In January 1996, the Company consummated a public
offering of 6,210,000 shares of common stock at an offering price of $12.67 per share. The Company received proceeds of $73.6 million, net of approximately $5.1 million in offering costs.
     In September 1996, the Company consummated a public offering of 5,175,000 shares of common stock at an offering price of $21.00 per share. Of the 5,175,000 shares sold, 337,500 shares were sold by selling shareholders. The Company received proceeds of $96.0 million, net of approximately $5.6 million in offering costs.

STOCK SPLIT   In May 1996, the Company's board of directors approved a
three-for-two stock split in the form of a 50% stock dividend on its no par value common stock. The split was payable to shareholders of record as of June 21, 1996 and was effective July 2, 1996. On November 18, 1997, the Company's board of directors approved a three-for-two stock split in the form of a 50% stock dividend on its no par value common stock. The split was payable to shareholders of record as of December 26, 1997 and was effective January 15, 1998. All references to earnings per share, number of shares and share amounts have been retroactively restated throughout the accompanying financial statements to reflect these stock splits.

STOCK REPURCHASE PROGRAM   During January 1997, the Company's board of
directors authorized, subject to certain business and market conditions, the purchase of up to 1,500,000 shares of the Company's common stock. As of December 28, 1997, the number of shares purchased under this authorization was 15,000 as noted below. The Company also utilizes put options as a part of its stock repurchase program. At December 28, 1997, put options to acquire approximately 1,000,000 shares of the Company's common stock were outstanding at exercise prices between $11.625 and $15.00 per share. The put options are callable on specific dates in the first, second and third quarters of fiscal 1998, and give a third party the right to sell shares of the Company's common stock at contractually specified prices. During 1997, the Company settled put option obligations on 15,000 shares for cash of $194,000. The proceeds from the issuance of the put options were accounted for as additional paid-in-capital. As of December 28, 1997, the cash settlement amount for put options sold and outstanding would be approximately $20 million.


                                6. Income Taxes

The provision for income taxes consisted of the following (in thousands):

                                                  1997                         1996
-----------------------------------------------------------------------------------
Current:
 Federal                                        $4,197                       $4,489
 State                                             776                          848
 Deferred                                        1,944                       (2,021)
                                                -----------------------------------
 Provision for income taxes                     $6,917                       $3,316
                                                -----------------------------------

     The differences between the effective tax rate and income taxes computed using the federal statutory rate were as follows:

                                                  1997                         1996
-----------------------------------------------------------------------------------
Federal statutory rate                            35.0%                        34.0%
State income taxes, net of
  federal tax benefit                              4.0                          6.2
Tax exempt income                                 (3.1)                        (3.3)
Other, net                                         0.1                         (1.0)
                                                  ---------------------------------
                                                  36.0%                        35.9%
                                                  ---------------------------------

     The Company has recorded the following net deferred income taxes as of (in thousands):

                                           December 28,                 December 29,
                                                  1997                         1996
-----------------------------------------------------------------------------------
Current deferred income
  tax benefits                                  $1,345                       $  166
Current deferred income taxes                     (360)                        (154)
                                                -----------------------------------
  Net current deferred
  income tax benefits                              985                           12
                                                -----------------------------------
Noncurrent deferred
  income tax benefits                            3,281                        2,398
Noncurrent deferred
  income taxes                                  (4,189)                        (389)
                                                -----------------------------------
Net noncurrent deferred
  income taxes                                    (908)                       2,009
                                                -----------------------------------
Net deferred income
  tax benefits                                  $   77                       $2,021
                                                -----------------------------------

     The tax effect of significant temporary differences representing deferred tax assets and liabilities are as follows (in thousands):

                                           December 28,                 December 29,
                                                  1997                         1996
-----------------------------------------------------------------------------------
Preopening costs                               $(1,534)                     $  (118)
Accelerated depreciation                        (2,655)                        (272)
Landlord inducements                             3,103                        2,398
Miscellaneous reserves                             454                            -
Tax credit carryforwards                           647                            -
Other accruals                                      62                           13
                                               ------------------------------------
Net deferred income                            $    77                      $ 2,021
  tax benefits                                 ------------------------------------


                               7. Stock Options

STOCK OPTION AND COMPENSATION PLAN   The Company has a Stock Option and
Compensation Plan as Amended (the Plan), pursuant to which options and other awards to acquire an aggregate of 3,750,000 shares of the Company's common stock may be granted to full-time employees of the Company. Stock options, stock appreciation rights, restricted stock, other stock and cash awards may be granted under the Plan. The Plan is administered by the Company's compensation committee which has the discretion to determine the number and purchase price of shares subject to stock options, which may not be below 100% of the fair market value of the common stock on the date granted, the term of each option, and the time or times during its term when the option becomes exercisable. The Company has granted options on 3,286,000 shares through December 28, 1997, with vesting periods ranging from three to five years and maximum option terms of ten years.

OTHER STOCK OPTIONS   As of its inception (February 3, 1994), the Company
granted options to acquire an aggregate of 450,000 shares of common stock with an exercise price of $.01 per share to two of its employees. Of the options granted, 393,750 are to an employee who is an officer and director of the Company. These options vest on a pro rata basis on the first, second and third anniversaries of the grant and are exercisable for a period of ten years from the date of grant.
     During 1995, the Company granted stock options to the Company's outside directors. These options vest on a pro rata basis over three years and are exercisable for a period of ten years from the date of grant. The Company has options outstanding on 206,250 shares as of December 28, 1997.
     During September 1997, the Company adopted the 1997 Directors' Stock Option Plan, whereby stock options are granted to the Company's outside directors to acquire an aggregate of 300,000 shares of the Company's common stock. The Company has granted options on 37,500 shares through December 28, 1997.

     A summary of the status of the Company's various stock option plans for the three year period ended December 28, 1997 is presented in the table and narrative below:

                                                                                       Adjusted for Stock Split
                                                 Year Ended                   Year Ended                     Year Ended
                                             December 28, 1997             December 29, 1996              December 31, 1995
------------------------------------------------------------------------------------------------------------------------------
                                                         Weighted                      Weighted                       Weighted
                                                          Average                       Average                        Average
                                          Shares   Exercise Price       Shares   Exercise Price        Shares   Exercise Price
------------------------------------------------------------------------------------------------------------------------------
Outstanding, beginning of period       2,261,242           $ 6.13    1,662,000           $ 2.23       450,000            $ .01
Granted                                1,844,251            19.06       85,250            13.27     1,233,000             3.01
Exercised                                553,614             3.95      164,258             3.34        18,750              .01
Forfeited                                309,153             6.13       87,750             9.17         2,250             2.27
                                       ---------------------------------------------------------------------------------------
Outstanding, end of period             3,242,725           $13.71    2,261,242            $6.13     1,662,000            $2.23
                                       ---------------------------------------------------------------------------------------
Exercisable, end of period               691,088           $ 3.74      542,843            $1.78       224,850            $1.60
                                       ---------------------------------------------------------------------------------------
Weighted average fair value
  of options granted                      $14.00                         $6.29                          $2.33
                                          ------                         -----                          -----

The Company accounts for these plans under Accounting Principles Board (APB) Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for these plans been determined consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income and diluted EPS would have been decreased to the following pro forma amounts:

                           1997           1996            1995
--------------------------------------------------------------
NET INCOME
  As Reported           $12,294         $5,924          $  116
  Pro Forma               8,880          5,283             (86)
DILUTED EPS
  As Reported              0.46           0.27            0.01
  Pro Forma                0.33           0.24           (0.01)

     Because the SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.
     At December 28, 1997, 1,144,525 of the 3,242,725 options outstanding have exercise prices between $.01 and $11.58, with a weighted average exercise price of $4.39 and a weighted average remaining contractual life of 6.8 years. The remaining 2,098,200 options have exercise prices between $11.59 and $23.70, with a weighted average exercise price of $18.80 and a weighted average remaining contractual life of 9.4 years.
     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1997, 1996 and 1995: risk-free interest rates of 5.8%, 6.0% and 5.5%; no expected dividend yields; expected lives of 7, 6 and 5 years; and expected volatility of 60%, 40% and 50%, respectively.

EMPLOYEE STOCK PURCHASE PLAN   During 1996, the Company adopted the 1996
Employee Stock Purchase Plan (the 1996 Plan) which allows employees to set aside up to 15% of their earnings for the purchase of the Company's common stock. Shares are purchased quarterly under the 1996 Plan at a price equal to 85% of the lessor of the market price on either the first or last day of the quarter. During 1997 and 1996, 21,935 and 4,051 shares were issued under the 1996 Plan, respectively, and at December 28, 1997, 312,684 shares were available for future issuance. The average price per share was $17.57 and $12.32 in 1997 and 1996, respectively.

WARRANTS   In connection with its initial public offering in April 1995, the
Company issued a warrant to the underwriters to purchase 337,500 shares of common stock at $3.20 per share. The warrant became exercisable on April 7, 1996, and subsequently, during 1996, 337,500 shares of common stock were issued upon exercise of all of the outstanding warrants.

                       8. Commitments and Contingencies

OPERATING LEASES   The Company has entered into various operating leases for
its existing and future units which typically have an initial lease term of ten to fifteen years with an option for renewal. All of these leases contain provisions for contingent rentals based on a percentage of gross revenues, as defined, and contain renewal options and provisions for payments of real estate taxes, insurance and common area costs. In addition, certain of these leases provide for tenant inducements and rent abatement. Total rent expense, including common area costs, real estate taxes and percentage rent, was $10,942,000, $5,067,000, and $793,000, for the years 1997, 1996 and 1995, respectively.
     Future minimum rental payments (including three units which are not yet open and excluding percentage rents) are as follows as of December 28, 1997 (in thousands):

--------------------------------------------
1998                            $ 10,349,000
1999                              12,461,000
2000                              12,425,000
2001                              12,383,000
2002                              12,383,000
Thereafter                        58,965,000
                                ------------
 Total                          $118,966,000
                                ------------

EMPLOYMENT AGREEMENTS   The Company entered into an employment agreement with
one of its officers which requires the payment of annual compensation of $140,000 per year for up to three years and includes bonus provisions. If terminated by the Company during this period without good cause, the employee is entitled to up to one year's base compensation. This agreement expires February, 1998.

LITIGATION The Company is involved in various legal actions rising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position or the results of its operations.

RETIREMENT SAVINGS PLAN   The Company offers a 401(k) savings and investment
plan (the Plan) to employees who meet certain eligibility requirements such as 1 year of services, 1000 hours worked during the year and age of 21. The Company makes matching contributions to the Plan up to a maximum percentage of each participating employee's annual investment. Matching and discretionary contributions to the Plan are authorized by the Company's compensations committee. The expense for the Plan was $138,000 in 1997.

      9. Quarterly Data (unaudited, in thousands, except per share data)

The following is a summary of quarterly consolidated results of operations for 1997 and 1996.

                                          March 30,     June 29,    September 28,    December 28,
Fiscal Year 1997                              1997         1997             1997            1997
------------------------------------------------------------------------------------------------
Revenues                                   $21,869      $23,591          $28,008         $34,606
Income from unit operations and licensing    3,814        4,150            5,583           6,422
Net income                                   1,606        2,955            3,755           3,978
Diluted earnings per common share             0.06         0.11             0.14            0.15

                                          March 31,     June 30,    September 29,    December 29,
Fiscal Year 1996                              1996         1996             1996            1996
------------------------------------------------------------------------------------------------
Revenues                                    $5,744       $7,070          $15,718         $20,174
Income from unit operations and licensing      858        1,319            2,626           4,086
Net income                                     548          833            1,924           2,619
Diluted earnings per common share             0.03         0.04             0.09            0.10

                      10. Subsequent Events (Unaudited)

SECURITIES LITIGATION   In January and February 1998, the Company and certain
of its executive officers and directors were named as defendants in certain shareholder class action and derivative action lawsuits alleging, among other things, that the Company and certain of its officers failed to disclose certain financial information about the Company in a timely fashion. The Company intends to defend these actions vigorously and believes that the final outcome of these lawsuits will not have a material adverse effect upon the Company's financial position or its results of operations.

STOCK REPURCHASE PROGRAM   In January 1998, the Company's Board of Directors
amended its stock repurchase program to provide that up to 3.0 million shares may be repurchased over a one-year period.



                   Report of Independent Public Accountants

TO RAINFOREST CAFE, INC.   We have audited the accompanying consolidated
balance sheets of Rainforest Cafe, Inc. (a Minnesota corporation) as of December 28, 1997 and December 29, 1996 and the related consolidated statements of operations, shareholders' equity and cash flows for the three years in the period ended December 28, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rainforest Cafe, Inc. as of December 28, 1997 and December 29, 1996 and the results of its operations and its cash flows for the three years in the period ended December 28, 1997 in conformity with generally accepted accounting principles.

                                                             ARTHUR ANDERSEN LLP
Minneapolis, Minnesota
February 13, 1998

                            Corporate Information

OFFICERS
Lyle Berman
Chairman of the Board
Chief Executive Officer

Kenneth W. Brimmer
Interim President/Treasurer/Secretary

Greg Carey
Chief Operating Officer

Mark Robinow
Sr. Vice President/Chief Financial Officer

Steven Schussler
Sr. Vice President of Development & Marketing

Ercu Ucan
Sr. Vice President of Retail

Mark Bartholomay
Sr. Vice President of International Development & Operations

Stephen Cohen
General Counsel/Vice President of Real Estate

DIRECTORS
Lyle Berman
Kenneth W. Brimmer
David L. Rogers - President, Wilsons The Leather Experts
Steven Schussler
Ercu Ucan
Joel N. Waller - Chairman, Wilsons The Leather Experts

ANNUAL MEETING
The Annual Meeting of the Shareholders of Rainforest Cafe, Inc., will be held on May 18, 1998, at 8:45 a.m., in the Ballroom of the Marriott Hotel, 30 South 7th Street, Minneapolis, Minnesota.

QUARTERLY RESULTS & 10-K AVAILABILITY
The Company will furnish to any shareholder, without charge, a copy of the Company's annual report on Form 10-K, filed with the Securities and Exchange Commission for the 1997 fiscal year, upon written request from the shareholder addressed to:

Mark Robinow
Chief Financial Officer
Rainforest Cafe, Inc.
720 South Fifth Street
Hopkins, Minnesota 55343
www.rainforestcafe.com
Phone: 612-945-5400
Fax: 612-945-5492

Shareholders who wish to receive the Company's quarterly Form 10-Q should call the Investor Relations Communication Department at 612-945-5440 or write to Rainforest Cafe Corporate Headquarters. A summary of the current quarter's results is also posted on our website.

TRANSFER AGENT & REGISTRAR
Norwest Shareowner Services
P.O. Box 64854
St. Paul, Minnesota 55075-0854
Phone: 612-450-4064
800-468-9716
www.shareowner@aol.com

INDEPENDENT PUBLIC ACCOUNTANTS
Arthur Andersen LLP
Minneapolis, Minnesota

COMMON STOCK INFORMATION
The Company's common stock trades on the National Market tier of the NASDAQ Stock Market under the symbol RAIN. On March 20, 1998 there were approximately 1,428 shareholders of record. The following table sets forth for the quarters indicated the high and low sale prices of the Company's common stock, as reported by The Nasdaq Stock Market.

1997                                                              High     Low
------------------------------------------------------------------------------
First Quarter                                                   $18.58  $12.62
Second Quarter                                                   18.75   12.04
Third Quarter                                                    21.17   14.58
Fourth Quarter                                                   25.33   20.00


1996
------------------------------------------------------------------------------
First Quarter                                                   $15.00  $ 9.83
Second Quarter                                                   22.67   13.33
Third Quarter                                                    22.83   13.33
Fourth Quarter                                                   24.17   14.83

Since its initial public offering of common stock in April 1995, the Company has not paid dividends on its common stock, and has no plans to do so in the foreseeable future.



RAINFOREST CAFE, DOWNTOWN CHICAGO, IS PICTURED ON THE FRONT COVER. THIS UNIT, LOCATED AT THE INTERSECTION OF CLARK & OHIO STREETS, HAS A SPECTACULAR EXTERIOR FEATURING CHA!CHA! A GIGANTIC 2 TON RED-EYED TREE FROG PERCHED ON THE ROOF.