Form 10-K, Exhibit 13
period 1999-01-03
RAINFOREST CAFE INC
filed 1999-04-02
CIK 924919

                                                                      EXHIBIT 13


                               1998 ANNUAL REPORT




                                RAINFOREST CAFE

                          A WILD PLACE TO SHOP AND EAT


FINANCIAL HIGHLIGHTS

(In Thousands, Except Share Data)           1998           1997             1996          1995          1994
------------------------------------------------------------------------------------------------------------

FISCAL YEAR
Revenues                              $   213,892   $   108,074      $    48,706   $    13,451   $     2,066
Unit Operating Income (Loss)               29,204        19,969            8,889         2,166           (20)
Pretax Income (Loss)                       22,203(2)     19,210            9,240         1,169(1)     (1,628)
Net Income (Loss)                          14,654(2)     12,293            5,924         1,169(1)     (1,628)
Net Income (Loss) Per Share                  0.57(2)        .46              .27           .10          (.46)
Weighted Average Shares Outstanding    25,729,650    26,834,601       21,586,961    10,968,568     5,314,500

AT YEAR END
Working Capital                       $    49,736   $    77,732      $   118,320   $    15,490   $      (467)
Total Assets                              255,527       246,100          222,701        31,209        31,209
Shareholders' Equity                      213,062       222,982          203,954        26,355         1,794
Book Value Per Share                  $      8.64   $      8.46      $      7.91   $      1.85   $       .31

(1)  Before extraordinary item
(2)  Before cumulative change in accounting principle


RAINFOREST CAFE IS A VIBRANT AND GROWING BUSINESS.

1998 was our fifth consecutive year of significant growth and record profits. With 21 domestic units and eight international units at year-end, the reach of Rainforest Cafe extends our global brand from our original unit at the Mall of America in Bloomington, Minnesota as far as Manchester, England in one direction and Hong Kong in the other. Rainforest Cafe also has a major presence at Walt Disney World in Orlando. At Rainforest Cafe over six thousand motivated crewmembers work hard every day to bring the world "A Wild Place to Shop and Eat(R)".



                                  [BAR GRAPH]

REVENUES                      OPERATING INCOME              BOOK VALUE PER SHARE
(dollars in millions)         (dollars in millions)         (dollars)

94        $  2.1               94       $ 0.0               94        $0.31
95        $ 13.5               95       $ 2.2               95        $1.85
96        $ 48.7               96       $ 8.9               96        $7.91
97        $108.1               97       $20.0               97        $8.46
98        $213.9               98       $29.2               98        $8.64

   MEXICO CITY, MEXICO
   [PHOTO]

   MGM GRAND, LAS VEGAS, NV
   [PHOTO]

   MALL OF AMERICA, MN
   [PHOTO]

   LONDON, ENGLAND
   [PHOTO]

   BURLINGTON, MA
   [PHOTO]

   CANCUN, MEXICO
   [PHOTO]

   VANCOUVER, CANADA
   [PHOTO]

   CHICAGO, IL
   [PHOTO]

   HONG KONG, CHINA
   [PHOTO]

   PHOENIX, AZ
   [PHOTO]

   MANCHESTER, ENGLAND
   [PHOTO]

   DISNEY'S ANIMAL KINGDOM, FL
   [PHOTO]

LYLE BERMAN                                                      KENNETH BRIMMER
[PHOTO}                                                                  [PHOTO]
                 TO OUR SHAREHOLDERS, CREWMEMBERS, AND FRIENDS:

The year 1998 marked the fifth consecutive year of significant growth and record profits for Rainforest Cafe. We opened eight domestic locations and we extended our reach as far as Hong Kong with four international openings in 1998, bringing the total number of Rainforest Cafes at year-end to 21 domestic and seven international units. While we delivered record profits, our share price performed poorly, declining significantly in 1998. We attribute the decline, in part, to so-called "themed restaurants" falling from investor favor as well as our own sales challenges. Our message in this report is that Rainforest Cafe is a vibrant and growing business. Not only did we deliver record results in 1998, but we enter 1999 with the financial wherewithal to continue to execute our business plan. Our successes in 1998 included increasing sales 98 percent from last year and increasing operating income by 46 percent. We concluded the year in an enviably strong financial position with over $46 million in cash and investments and shareholders' equity of over $213 million, representing $8.64 per share in book value.


FINANCIAL RESULTS
For the fiscal year ended January 3, 1999, revenues were $213.9 million with net income of $10.7 million. Income before the change in accounting principle increased to $14.7 million; an increase of 19 percent from last year. In meeting the challenges of growth, we also met the challenge of controlling costs in an expanding organization. We continued to leverage our corporate resources as the business grew, with general and administrative expenses as a percentage of revenue declining from 6.9 percent in 1997 to 5.7 percent in 1998.
   While 1998 was a year of many accomplishments, we also faced several challenges. Most notable among our challenges were the results of our comparable-unit sales at locations open more than 18 months. For the 1998 fiscal year, we experienced a 9 percent decrease in our same-store sales base. These "same-store sales results" were particularly impacted by a decline from the spectacular first-year sales achieved at our first unit at Walt Disney World in Orlando. This decline can be attributed in part, to the opening of a second unit in Orlando at Disney's Animal Kingdom and a soft tourist market in Orlando in general. While overall comparable-store sales results were disappointing, it is important to note that Rainforest Cafe continues to have the highest average unit volume of any multi-unit operator in our industry. Despite our same-store sales challenges, we are encouraged by results at our Mall of America unit, where sales were approximately $11 million for the fourth consecutive year. We were also pleased with results at our Gurnee Mills unit, where partly as a result of changes to our unit's physical layout, sales increased for the year. As we have noted in the past, strong first-year sales results make it difficult for our units to exceed those sales in the second year. Market research continues to show that over 90 percent of our guests plan to return. Improving the productivity of each unit is a critical focus for the company and we have targeted strategies to improve same store-sales performance. This is our number-one priority in 1999.


1998 SUCCESSES AND 1999 FOCUS
Our 1999 strategies include a number of initiatives. In 1998 we focused on building our marketing department and we developed a marketing plan designed to increase first-time guest visits to our locations, repeat visits, visits during off-peak hours, and retail transactions. Our number-one marketing technique is to provide an unforgettable guest experience. In addition, some of our specific planned marketing tactics include loyalty membership clubs for both adults and children, incentives that encourage repeat visits, and special events for our guests. Although we're initiating an annual calendar of companywide programs, each unit's marketing program will be tailored to its specific needs.
   In addition to marketing programs, we have a number of important operational initiatives in place that we believe will produce positive results in 1999. These include more efficient unit staffing, benchmarking performance between units, improved communication between the units and our World Headquarters, safety committees at each location to reduce accidents and insurance rates, increased centralized buying, and better distribution. We're also focused on improving training and promoting our crew from within - all with the goal of improving the guest experience while controlling corporate administrative expenses.


(Pictured left to right: Lyle Berman and Kenneth Brimmer)

two

   The 1998 international openings were all very well received, representing the continued extension of Rainforest Cafe as a global brand. Our continued growth reinforces the broad consumer acceptance and growing worldwide recognition of our product. Our international expansion also confirms our appeal to all ages, all cultures, and all demographics. Our international openings in Mexico City; Hong Kong; Manchester, England; and Vancouver, Canada; were successful and more efficiently executed than our first international openings in 1997. Progress came from the development of standardized documentation and procedures for construction, detailed unit opening checklists, and crewmember training procedures. We conduct quarterly on-site operational reviews of all international locations to ensure adherence to standards so that our guests have the same Rainforest Cafe experience in Minneapolis or Mexico City. In 1999, we will continue to extend our global reach as we participate in the opening of a unit at Disneyland Paris. This international tourist location represents an important extension of our relationship with Disney worldwide.
   Improving our product and service delivery through ongoing research with our guests is a priority. We use feedback from surveying 12,000 guests each quarter to continually improve Rainforest Cafe. Based on guest input, we enhanced our menus and began taking reservations at all locations in 1998. Our goal is to make it easy and convenient for guests to visit Rainforest Cafe. Group bookings are another opportunity to increase incremental revenue. Our sales teams actively develop this business at all locations and for all occasions - corporate events, birthday parties, family celebrations, and more. This strategy has been particularly successful at our Orlando and Las Vegas locations.
   Improving retail performance was an important objective for us this past year, and we made significant progress in that area; retail sales increased 98 percent in 1998. We strengthened the retail management team with the addition of key managers and focused on more aggressive pricing and a broader assortment of products. Better systems, improved sourcing, store profiling, planning, and analysis are also helping to improve merchandise flow.
   Retail sales play a significant role in our business, accounting for 22 percent of total revenue. Our sales productivity continues to outperform the mall averages where we operate. For example, sales per square foot at our Mall of America unit are $625 compared with an estimated mall average of $425. At our Woodfield Mall location, sales per square foot are $520 compared with $450 for the mall.


LOOKING AHEAD
The planned opening of six domestic and four to five international units in 1999 represents a slowing in unit growth from previous years. While we expect to continue to grow, our focus in 1999 is on improved execution in all areas of our business. Improving same-store sales performance through creative marketing strategies and reducing operating and preopening expenses are key priorities. We believe these efforts will enhance our already strong cash flow from operations and continued progress towards the long-term goal of significant growth in shareholder value.
   Rainforest Cafe is a profitable company with a vibrant concept, sound strategy, and strong management team - a team that has successfully grown the company from one to 28 stores in just five years. We believe our future is bright. Rainforest Cafe continues to extend its appeal as a worldwide brand, building on the tremendous success we've realized since the company was incorporated.
   Thank you to our shareholders, crewmembers and friends for your support and commitment to Rainforest Cafe.

Sincerely,



Lyle Berman

Lyle Berman
Chairman and Chief Executive Officer






/s/ Kenneth W. Brimmer


Kenneth W. Brimmer
President


                                                                           three

                   EXPERIENCE FABULOUS FOOD AND GREAT SERVICE

GUESTS COME TO RAINFOREST CAFE FOR AN ADVENTURE - but what matters most is the food. Our fresh, original recipes - influenced by the cuisines of Mexico, Asia, the Caribbean, the American Southwest, and Louisiana - set us far apart from other restaurant companies. Great food, combined with superior service in a dynamic environment, results in repeat business. Our surveys show over 90 percent of Rainforest Cafe guests are likely to return.


                                    [PHOTO]

four

[PHOTO]

Pictured: Awesome Appetizer Adventure

Menu enhancements - We worked hard in 1998 to improve our menu offerings and the merchandising within the menu. We introduced the Awesome Appetizer Adventure sampler which quickly became our number one selling appetizer. In 1998, we changed the names of many selections to be more descriptive - with great results. For example, our shrimp pasta dish changed to Mogambo Shrimp and then moved from being our third most popular pasta dish to our number one selling menu item, with over 321,000 sold annually!

                                    [PHOTO]

AWARD WINNING FOOD: We have tailored our menus to individual locations. In our icon units, we found that more menu variety would better meet the needs of the tourist crowds. We added entrees and expanded our wine list. In our Walt Disney World Animal Kingdom and Las Vegas locations, we successfully introduced breakfast menus, adding an additional meal period. A redesign of our menu for a cleaner, easier-to-read look has also been well received.
   Our food not only inspires high marks from guests but also from food industry and restaurant critics. In 1998, we received a number of awards, including the Silver Platter Award for Best Themed Restaurant by Food Industry News; Best Restaurant for Kids and Best Themed Restaurant by Orlando Magazine; Favorite Restaurant by the Orange County Register; Best Restaurant for Kids in the 1998 Chicago's Choice Dining Poll in the Chicago Tribune; Best Themed Restaurant in the annual Foodie Award competition in the Orlando Sentinel; Reader's Choice Award for Coolest Restaurant by Dallas Child Magazine.

                                    [PHOTO]

                                                                            five

         EXPERIENCE QUALITY SHOPPING AND REASONS TO COME BACK FOR MORE!

WE OFFER FUN AND UNIQUE PRODUCTS - 80 to 90 percent of our retail products are private label. Take the silk boxers featuring Cha Cha the Red Eye Tree Frog or the collectable holiday ornaments adorned with the Rainforest Cafe characters - you can't get these items anywhere else! It's all part of the Rainforest Cafe experience, which brings guests back again and again.


                                    [PHOTO]

six

                                    [PHOTO]

Join the club - the Rainforest Cafe Safari Club for adults and the Rainforest Cafe Wild Bunch Club for kids are planned to be in place by the end of the year. The Rainforest Cafe Safari Club planned benefits include priority seating, selected retail and restaurant discounts, and special events and promotions. The Rainforest Cafe Wild Bunch Club planned perks include: collectible character cards, educational materials and games, prize drawings and contests, and a report card program.


                                    [PHOTO]

REVEL IN THE RETAIL VILLAGE:
Just as individual units have unique needs for menu items, they also have unique needs for retailing. In 1998, we adjusted our retail mix to fit our different store profiles. Guests at tourist locations find more gift and collectible items. At mall locations, we're changing our assortment more frequently, offering more holiday items and following fashion trends. At value centers, our strategy focuses on pricing and promotional items.
   Our eight Wild Bunch characters continue to dominate our merchandise assortments, which includes apparel, home accessories, jewelry, bath products, food, and children's items. Based on the success of our children's line, we introduced two educational and entertaining children's books and plan to build this line. We've also capitalized on holidays and added related collectible and gift items, such as ornaments, cookie jars, books, and Beanie Babies(R) - another way to attract repeat business.

BRINGING GUESTS BACK FOR MORE:
A primary focus of our marketing efforts is within our own "four walls" where we develop joint advertising and promotions with other businesses and tenants. We've already launched initiatives to encourage repeat business.
   Rainforest Cafe is launching two exciting new membership programs designed to establish and grow a base of lifelong and loyal guests. The Rainforest Cafe Safari Club, designed specifically for adults, and the Rainforest Cafe Wild Bunch Club, designed specifically for kids, will communicate and reward members who visit Rainforest Cafe.


                                                                           seven

                  EXPERIENCE RAINFOREST CAFE AROUND THE WORLD!

NORTH AMERICA. CENTRAL AMERICA. EUROPE AND ASIA. Rainforest Cafe is an international company with seven locations spanning several continents and four to five more international sites anticipated to be opening in 1999. Our goal is to ensure guests have a consistently positive adventure in terms of food, atmosphere, service, and educational experience at every Rainforest Cafe.


                                    [PHOTO]

eight

CHARITABLE CONTRIBUTIONS
(cumulative)

RAINFOREST CAFE
FRIENDS OF THE FUTURE
[LOGO]
FOUNDATION



$ 16,341
$ 74,006
$205,418
$342,699

Friends of the Future Foundation - Children take great interest in the environment and the future of our world. That's why Rainforest Cafe's Educational Outreach Program continues to be such a hit. Last year, more than 260,000 children participated in our program and received an Environmental Awareness Diploma. The diploma includes a note to parents and a free children's meal with the purchase of an adult entree.


                                    [PHOTO]

SPANNING THE GLOBE:
We continue to refine the menus at our international units, with each market's menu offering a mix of local cuisine. Our goal is to be the same as other Rainforest Cafe locations while, at the same time, serving the tastes of the local community.
   Worldwide, our Retail Villages carry many of the top-selling items from our domestic collection. In 1999, our international units will work more closely with our retail department to tie in to U.S. orders, find local products, and use the vendors of our licensing partners.

REACHING OUT TO THE COMMUNITY:
Since our beginning, we have been committed to educating our guests, particularly children, about environmental and wildlife issues, endangered species, and vanishing habitats. We have donated proceeds from our Wishing Ponds to a variety of environmental organizations. In 1998, we formed the Rainforest Cafe Friends of the Future Foundation to support environmental causes and programs that enrich the lives of children, their families, and entire communities. To date the company has donated over $340,000 to organizations including the World Wildlife Fund, Rainforest Action Network, and the Rainforest Alliance.
   We've also created an Earth Month promotion for 1999. Tying in to national Earth Day, schoolchildren will be encouraged to draw pictures about the environment, bring them to their local Rainforest Cafe, and receive an Earth Day poster and pin. These drawings will be displayed in the malls' common areas. Teacher recognition and parent involvement is also part of this unique program.




                                                                            nine

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS






OVERVIEW
The Company, founded in February 1994, owns, operates, and licenses themed restaurant/retail facilities (each a "Unit") under the name "Rainforest Cafe - A Wild Place to Shop and Eat(R)". As of January 3, 1999, the Company owned and operated 21 Units in the United States and licensed seven Units outside of the United States. Rainforest Cafe Units range in size from the Company's initial Unit opened on October 3, 1994 in the Mall of America in Bloomington, Minnesota, which is approximately 15,000 square feet, to the 34,000 square foot Unit located at Disney's Animal Kingdom at Walt Disney World in Orlando, Florida.
   The Company presently plans to open six domestic Units in 1999, of which two opened during 1999's first quarter. Because the Company anticipates continued expansion, period to period comparisons may not be meaningful. The Company presently intends to lease the sites for all future domestic Units and anticipates that most of its future domestic Units will range in size from approximately 15,000 to 18,000 square feet, with between 300 and 400 restaurant seats and 10% to 20% of square footage dedicated to retail selling space. However, some Units may be significantly larger, such as the free-standing 30,000 square foot Downtown Disney Marketplace Unit, and the free-standing 34,000 square foot Disney's Animal Kingdom Unit, both of which contain approximately 550 restaurant seats.
   In addition to operations in the United States, the Company has pursued international growth opportunities through licensing arrangements. The Company has entered into seven exclusive license agreements to develop up to 28 Units, of which seven are currently open, over the next ten years in the United Kingdom and Ireland, Mexico, Canada, France and certain countries and cities in Asia and South America. The Company intends to enter into additional license agreements in the future. These agreements have per Unit development fees of at least $100,000 and royalties ranging from 3% to 10% of Unit sales. All agreements, with the exception of the agreement relating to the United Kingdom and Ireland, have area licensing fees which are proportionate to market size and economic potential. Certain agreements, such as the agreement relating to the United Kingdom and Ireland, allow the Company to become an equity participant of 20% to 50% of each Unit developed. The agreement for the Canadian development is a 50/50 joint venture with Elephant and Castle Group, Inc., a restaurant company based in Vancouver, Canada. The first international licensed Unit opened in London in June 1997. The Company believes approximately four to five Units will be opened outside the United States in 1999.
   Components of operating expenses include operating payroll and fringe benefits costs, occupancy costs, maintenance costs related to animatronics, the bird habitat and aquariums, and advertising and promotion costs. The majority of these costs are variable and will increase with sales volume. Management projects that when a new Unit opens, it will incur higher than normal levels of labor and food costs as Unit personnel complete training. Management believes, however, that as new staff gain experience, hourly labor schedules over the ensuing 30-60 day period will gradually adjust because of operating efficiencies, and then be similar to those at established Units. Each of the Company's current leases includes both fixed rate and percentage rent provisions.
   General, administrative and development expenses include all corporate and administrative functions that serve to support existing operations and provide an infrastructure to support future growth. In addition, certain expenses related to the recruiting and training of Unit management personnel are also included. Management, supervisory and staff salaries, employee benefits, travel, information systems, training, rent and office supplies are primary items of costs in this category.

   The Company uses a 52 or 53 week fiscal year ending on the Sunday nearest December 31.

ten

RESULTS OF OPERATIONS


The operating results of the Company expressed as a percentage of total revenues (except where noted) were as follows:

-------------------------------------------------------------------------------------------------------------
                                                                     JANUARY 3,   DECEMBER 28,  DECEMBER 29,
                                                                           1999           1997          1996
-------------------------------------------------------------------------------------------------------------
REVENUES:
   Restaurant sales                                                       77.0%           77.4%         76.2%
   Retail sales                                                           22.0            22.0          22.3
   Licensing fees and royalties                                            1.0             0.6           1.5
                                                                        -------------------------------------
      Total revenues                                                     100.0           100.0         100.0

COSTS AND EXPENSES:
   Food and beverage costs(1)                                             23.6            23.7          25.0
   Cost of retail goods sold(2)                                           46.1            45.6          44.8
   Restaurant operating expenses(1)                                       52.0            49.0          49.3
   Retail operating expenses(2)                                           33.5            32.4          32.7
   Depreciation and amortization(3)                                        6.2             5.3           4.8
   Preopening expenses(3)                                                  4.6             2.9           3.1
      Total costs and expenses(3)                                         87.2            82.0          83.0
      Income from unit operations and licensing                           13.7            18.5          18.3
                                                                        -------------------------------------
OTHER (INCOME) EXPENSE:
   General, administrative and development expenses                        5.7             6.9           9.6
   Interest income                                                        (2.8)           (8.3)        (10.7)
   Write-off of development and debt offering costs                         --             2.1            --
   Other                                                                   0.3             0.1           0.4
                                                                        -------------------------------------
      Total other (income) expense                                         3.3             0.7          (0.7)

INCOME BEFORE INCOME TAXES AND EXTRAORDINARY ITEM                         10.4            17.8          19.0
PROVISION FOR INCOME TAXES                                                 3.5             6.4           6.8
                                                                        -------------------------------------

INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE(4)       6.8            11.4          12.2
                                                                        =====================================
-------------------------------------------------------------------------------------------------------------

(1) Percentage of restaurant sales.

(2) Percentage of retail sales.

(3) Percentage of restaurant and retail sales.

(4) Effective December 29, 1997, the company adopted Statement of Position
    (SOP) 98-5, "Reporting on the Costs of Start-Up Activities".

    The effect of this accounting change was a charge to operations representing 1.8% of total revenues.


                                                                          eleven

FIFTY-THREE WEEKS ENDED JANUARY 3, 1999 COMPARED TO THE FIFTY-TWO WEEKS ENDED DECEMBER 28, 1997

Results of operations for the fiscal year ended January 3, 1999 reflect the operations of seventeen Mall Units and four free-standing Units. Thirteen domestic Units and three international Units were open in the entire 1998 year. Eight domestic Units and four international unites were opened during the year.
   Total revenues increased 98% to $213.9 million in 1998 from $108.1 million in 1997. Revenue growth resulted primarily from the addition of eight domestic Units during 1998 which contributed revenues of $45.8 million and from a full year of operations of the seven Units which opened in 1997 and contributed an increase in revenues of $65.9 million in 1998. International Unit growth contributed $1.5 million additional revenues in 1998. These increases in revenues were offset by a decrease in sales of $7.4 million for Units which were opened prior to 1997. The Company's experience to date is that a Unit's sales frequently decrease on a comparable basis after the first year of operations. The comparable store sales base decreased 9% for the fiscal year 1998 as compared to 1997. Management believes that any such decreases result primarily from the fact that the Company's new Units typically open at or near full capacity.
   Food and beverage costs increased 96% to $38.8 million in 1998 compared to $19.8 million in 1997. The increase in food and beverage costs was consistent with the increase in restaurant sales. Food and beverage costs remained relatively stable as a percent of sales. Cost of retail goods sold increased 99% to $21.7 million from $10.9 million in 1997. The increase in cost of retail goods sold was primarily due to the increase in retail sales from additional Units. Cost of retail goods sold as a percentage of retail sales increased by 0.5% of sales in 1998 compared to 1997 primarily due to more frequent in-store promotions and greater discounts offered in 1998.
   Restaurant and retail operating expenses increased 108% to $101.4 million for 1998 from $48.7 million for 1997, primarily due to Unit expansion. Restaurant operating expenses increases as a percentage of restaurant sales from 49.0% in 1997 to 52.0% in 1998. Retail operating expenses increased as a percentage of retail sales from 32.4% in 1997 to 33.5% in 1998. The increase in restaurant and retail operating expenses as a percentage of applicable restaurant and retail sales is primarily due to increased expenditures on repairs and maintenance, sales and marketing, and increased costs of restaurant labor. The restaurant labor increase is partially due to the payment of higher union wage rates at the Company's Unit at MGM Grand Hotel and Casino located in Las Vegas, Nevada. Expenditures on sales and promotions increased at most Units and the initial investment in corporate sales personnel in Las Vegas, South Florida, Orlando and Chicago contributed to higher costs. A high level of operating expenses at the Aventura Mall Unit combined with low sales volume also contributed to the percentage increase in restaurant and retail operating expenses.
   Depreciation and amortization increased 132% to $13.1 million in 1998 from $5.6 million for the comparable period in 1997. Preopening expenses increased 215% from $3.1 million in 1997 to $9.7 million in 1998. The increase in depreciation and amortization was primarily due to Unit expansion and capital additions and improvements to existing Units.
Depreciation and amortization as a percentage of restaurant and retail sales increased to 6.2% for the 1998 fiscal year from 5.3% for 1997 due to increased costs of new Unit development, capital improvements in existing
Units and decreased comparable store sales in certain Units. Preopening expenses increased as a percentage of restaurant and retail sales from 2.9% in 1997 to 4.6% in 1998. The increase as a percentage of sales is primarily due to an increase in average Unit preopening costs and the addition of eight new Units in 1998, whose preopening costs were expensed during the year, and not capitalized as in the past due to a change in accounting principle as discussed on the following page.
   General, administrative and development expenses increased 66% to $12.3 million in 1998 from $7.4 million in 1997. The increase in general, administrative and development expenses was primarily due to the addition of corporate employees, an increase in regional Unit management and the development of marketing and advertising programs. General, administrative and development expenses as a percentage of revenues decreased to 5.7% of revenues of 1998 from 6.9% of revenues for 1997.
   Interest income of $5.9 million for 1998 was generated primarily by investing the proceeds from the Company's two follow-on public offerings completed in January and September, 1996, and capital gains on investments realized during 1998. Interest income of $9.0 million for 1997 was generated primarily by investing the proceeds of the Company's two 1996 follow-on public offerings.
   The provision for income taxes in the 1998 and 1997 fiscal years are both based upon the Company's estimated effective tax rate, including tax-exempt interest income. The effective tax rate for 1998 was reduced to 34% from 36% in 1997, reflecting the addition of more Units in lower tax states such as Nevada and Florida.


twelve

   Income before cumulative effect of change in accounting principle was $14.7 million, or $.57 per diluted share, for the 53-week 1998 fiscal year compared with $12.3 million, or $.46 per diluted share, for the 52-week 1997 fiscal year.

   Effective December 29, 1997, the company adopted Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-Up Activities". SOP 98-5 requires companies to expense as incurred all start-up and preopening costs that are not otherwise capitalizable as long-lived assets. The effect of this accounting change was a charge to operations of $3.9 million; net of $2.2 million of related tax benefit for the unamortized balance of preopening costs and other start-up expenses as of December 29, 1997. Net income was $10.7 million or $.42 per diluted share for the 1998 fiscal year compared with $12.3 million or $.46 per diluted share for fiscal 1997.





YEAR ENDED DECEMBER 28, 1997 COMPARED TO THE YEAR ENDED DECEMBER 29, 1996 Results of operations for the fiscal year ended December 28, 1997 reflect the operations of ten Mall Units and three free-standing Units. Units open for the entire 1997 fiscal year include the Mall of America Unit, which opened in October 1994; the Woodfield Mall Unit which commenced operations in October 1995; the Gurnee Mills Unit, opened in June 1996; the Downtown
Disney Marketplace Unit, the Company's first Icon Unit, which commenced operations in July 1996; the Tysons Corner Center I Unit, which opened in October 1996, and the Sawgrass Mills Unit, which opened in November 1996.
   Total revenues increased 122% to $108.1 million in 1997 from $48.7 in 1996. Revenue growth resulted primarily from the addition of seven domestic Units and licensing fees and royalties from three international Units opened during 1997. The Company's experience to date indicates that a Unit's revenues may decrease on a comparable basis during its second year of operations, although this has not been the case for all of the Company's Units. Management believes that any such decreases result from the fact that the Company's new Units typically open at or near full capacity.
   Food and beverage costs increased 114% to $19.8 million in 1997 compared to $9.3 million in 1996. The increase in food and beverage costs was due primarily to Unit expansion. Food and beverage costs as a percentage of restaurant sales decreased to 23.7% for the 1997 fiscal year from 25.0% for 1996, largely due to improvements in food preparation efficiencies, purchasing efficiencies, favorable commodity prices and upselling of higher margin, add-on menu items.
   Cost of retail goods sold increased 123% to $10.9 million for the 1997 fiscal year from $4.9 million for the comparable 1996 period. The increase in cost of retail goods sold was due primarily to Unit expansion and the addition of an expanded retail distribution center during the second half of 1996. This increase was offset partially by savings resulting from enhanced purchasing power due to volume and additions of less expensive vendor sources. Cost of retail goods sold as a percentage of sales remained relatively stable.
   Restaurant and retail operating expenses increased 123% to $48.7 million for 1997 from $21.8 million for the 1996 fiscal year, primarily due to Unit expansion. Both restaurant and retail operating expenses as a percentage of applicable restaurant and retail sales remained relatively stable.
   Depreciation and amortization increased 142% to $5.6 million in 1997 from $2.3 million for the comparable 1996 period. Amortization of preopening expenses increased 103% to $3.1 million for the fiscal year ended December 28, 1997 from $1.5 million for the 1996 fiscal year. The increase in depreciation and amortization and amortization of preopening expenses was due to Unit expansion. Depreciation and amortization as a percentage of restaurant and retail sales increased to 5.3% for the 1997 fiscal year from 4.8% for 1996 due to increased costs of Unit development and the retrofitting of existing Units to incorporate the latest elements of the rainforest theme, including the Company's latest animatronics.
   General, administrative and development expenses increased 58% to $7.4 million in 1997 from $4.7 million in 1996. The increase in general, administrative and development expenses was due primarily to the increase of senior management, corporate employees and Unit management personnel related to the Company's growth. General, administrative and development expenses as a percentage of revenues decreased to 6.9% for 1997 from 9.6% for 1996. Management believes general, administrative and development expenses will grow at a slower rate than total revenues over the next year resulting in a decrease in these expenses as a percentage of total revenues.
   Interest income of $9.0 million for the 1997 fiscal year was generated primarily by investing a portion of the proceeds from the Company's two follow-on public offerings completed in January and September 1996. Interest income of $5.2 million for the comparable 1996 period was generated primarily by investing a portion of the proceeds of the Company's January 1996 follow-on public offering.

                                                                        thirteen

   Write-offs totaling $2.2 million in 1997 were comprised of $1.9 million in development costs in the first quarter of 1997 resulting from the termination of planned Units at Trump Taj Mahal (Atlantic City, New Jersey) and Stratosphere (Las Vegas, Nevada) due to lessor-related regulatory restrictions with respect to construction and financial problems, respectively and $0.3 in debt offering costs in the fourth quarter.
   The provision for income taxes in 1997 is based upon the Company's estimated effective tax rate, including tax-exempt interest income. The provision for income taxes for the 1996 fiscal year is based upon the Company's effective tax rate, including the benefits of approximately $350,000 in net operating loss carryforwards and tax exempt interest income.
   Net income was $12.3 million, or $0.46 per share, for the 1997 fiscal year compared with $5.9 million, or $0.27 per share, for 1996.





LIQUIDITY AND CAPITAL RESOURCES
The Company's principal capital needs arise from the development and opening of new Units. In January 1996, the Company issued an aggregate of 6,210,000 shares of Common Stock pursuant to a secondary public offering at $12.67 per share. The net proceeds to the Company, after payment of underwriting fees and offering expenses, were approximately $73.6 million. In May 1996, the Company received approximately $1.0 million in net proceeds from the exercise of warrants at $3.20 per share issued to Underwriters of the Company's IPO. In September 1996, the Company issued an aggregate of 5,175,000 shares of common stock pursuant to an additional public offering at $21.00 per share. The net proceeds to the Company, after payment of underwriting fees and offering expenses, were approximately $96.0 million. On January 3, 1999, the Company had working capital of approximately $49.7 million and long-term investments of $15.9 million, consisting principally of investment grade, fixed income securities.
   The Company generated $27.9 million in cash flow from operating activities for 1998, compared to $15.9 million for 1997. Additionally, for 1998, the Company generated $0.6 million in stock options exercised, compared with $5.0 million for the comparable period in 1997. In 1998, the Company generated approximately $2.5 million cash from the sale of put options on approximately
2.2 million shares of the Company's Common Stock (at exercise prices ranging from $5.00 to $15.00 per share). In 1997, the Company generated approximately $1.6 million in cash from the sale of put options on approximately 1.0 million shares of the Company's Common Stock (at exercise prices ranging from $11.625 to $15.00 per share.) The sale of the put options was executed as part of a stock repurchase program announced in January 1997, and amended in January 1998 and January 1999, pursuant to which up to 1.5 million shares, 3.0 million shares, and 2.0 million shares respectively of the Company's Common Stock may be repurchased over a one year period. During 1998, 1.9 million shares of Common Stock were repurchased through put option assignments and open market repurchases for $23.3 million. In April 1997, 15,000 shares of Common Stock were repurchased through put option assignments. The Company believes that it will continue to generate cash from operating activities and earn interest income, both of which will be utilized for future development and working capital purposes.
   The average investment to open the Company's seventeen Mall Units was $5.9 million per Unit, net of landlord contributions, which averaged $1.6 million. Additionally, the Company averaged approximately $800,000 in preopening expenses and purchased an average of $270,000 of inventory in connection with the openings. Total expenditures to develop the Company's four Icon Units averaged $12.3 million per Unit, net of landlord contributions, which averaged $0.9 million. Preopening expenses incurred for these Units averaged approximately $1.1 million and the initial average inventory purchased was approximately $360,000.
   The Company expects future domestic Mall Units to cost between $5.5 million and $7.5 million to develop, net of anticipated landlord contributions. In addition, the Company expects that it will incur approximately $700,000 in per Unit preopening costs and purchase approximately $300,000 of inventory in connection with the opening of these Units. The Company also expects to open selected, larger Icon Units, such as its planned Unit in San Francisco, California, which may cost significantly more. In connection with the construction of existing Units, the Company has received landlord contributions, which reduced the cost of building these Units. There can be no assurance, however, that landlord contributions will be available in the future.
   The Company anticipates that the development and opening of each of its Units from 1999 through 2000 will be financed with existing cash on hand and cash flow from operations. The Company may require additional equity or debt financing for expansion beyond 2000.
   It is not anticipated that the Company's business will require substantial working capital to meet its operating requirements. Virtually all of the Company's revenues are collected in cash or pursuant to credit card processing. Food and beverage inventories and merchandise inventories are expected to increase in relation to trade accounts payable.



fourteen

QUARTERLY FLUCTUATIONS, SEASONALITY
AND INFLATION
As a result of the substantial revenues associated with each new Unit, the timing of new Unit openings may result in significant fluctuations in quarterly results. The Mall Units may also have higher third or fourth quarter revenues compared to the first two quarters as a result of seasonal traffic increases at mall locations and seasonally stronger retail sales. Units at entertainment centers or Disney theme parks may show fluctuations in accordance with any overall seasonality at these locations.
   The primary inflationary factors affecting the Company's operations include food and beverage and labor costs. Management does not anticipate any significant labor cost increases as a result of the minimum wage increases enacted in 1998. Units in higher cost labor markets such as California, New York and Nevada may experience lower operating margins than units located in lower cost labor markets. In addition, the Company's leases require the Company to pay costs that are subject to inflationary increases, such as taxes, maintenance, repairs and utilities. The Company believes low inflation rates have contributed to relatively stable costs. There is no assurance, however, that low inflation rates will continue.





YEAR 2000 UPDATE
In order to operate its business, the Company relies upon many third party information technology systems ("IT"), including its point of sale systems, table seating, electronic mail, inventory management, credit card processing, payroll, accounts payable, and general ledger systems. The Company does not maintain any proprietary IT systems and has not made any modifications to any of the IT systems provided to it by its IT vendors.
   As of January 3, 1999, the Company continued its assessment to identify and evaluate the risks of the Year 2000 issue with respect to its business. The Company's Year 2000 assessment as of October 4, 1998 focused on the following:
(1) the Company's internal business information and accounting systems, including (a) the Company's point of sale systems, (b) financial and accounting software and (c) computer hardware; and (2) the Company's vendors and suppliers of food, beverage and retail products and other third party product and service providers. To implement its assessment, the Company established an internal review team to monitor and facilitate efficient Year 2000 Compliance. The Company has also engaged a third-party consultant to assist in its evaluation of Year 2000 readiness.
   First, with respect to the Company's internal business information, including the Company's point of sale systems and accounting systems, the Company has reviewed its financial reporting systems, IT based and otherwise, to ensure that they are Year 2000 compliant. The Company's software vendors have made assurances that their software is either Year 2000 compliant or that timely updates will be made to ensure that such software will be Year 2000 compliant. In the process of reviewing the Company's internal business information and accounting systems, the Company has determined that some of its personal computers utilized by its corporate staff may not be Year 2000 compliant and may have to be replaced. If required, the Company presently anticipates that it will replace such computers by mid-1999.
   Second, the Company is in the process of seeking to obtain assurances from its material vendors and suppliers to determine the extent to which the Company is vulnerable to Year 2000 issues because such vendor or supplier is or may not be Year 2000 compliant.





FORWARD LOOKING DISCLOSURE
The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain information included in this annual report and other materials filed or to be filed by the Company with the Securities and Exchange Commission (as well as information included in oral statements or other written statements made or to be made by the Company) contain statements that are forward-looking, such as statements relating to plans for future expansion and other business development activities as well as other capital spending, financial sources and the effects of competition. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ from those expressed in any forward-looking statements made by or on behalf of the Company. These risks and uncertainties include, but are not limited to, those relating to development and construction activities, including delays in opening new Units, acceptance of the Rainforest Cafe concept, the quality of the Company's restaurant and retail operations, dependence on discretionary consumer spending, the Company's failure to defend its intellectual property rights, dependence on existing management, general economic conditions, changes in federal or state laws or regulations.

                                                                         fifteen

--------------------------------------------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS




                                                                                           JANUARY 3,   DECEMBER 28,
(In Thousands)                                                                                   1999           1997
--------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
   Cash and cash equivalents                                                                $  16,863      $  53,621
   Accounts receivable and other                                                               15,679          5,470
   Short-term investments                                                                      13,567         16,963
   Inventories                                                                                 11,191          6,705
   Deferred income taxes                                                                        3,766            985
   Prepaid expenses                                                                             3,563          3,438
   Preopening costs                                                                                 -          4,546
                                                                                              ----------------------

      Total current assets                                                                     64,629         91,728
LONG-TERM INVESTMENTS                                                                          15,915         39,948
PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET                                           168,982        112,695
OTHER ASSETS                                                                                    6,001          1,729
                                                                                              ----------------------

                                                                                              $255,527      $246,100
                                                                                              ======================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
   Accounts payable                                                                           $ 6,897       $  7,135
   Accrued liabilities -
      Payroll and payroll taxes                                                                 2,831          3,318
      Other                                                                                     5,165          3,543
                                                                                              ----------------------

         Total current liabilities                                                             14,893         13,996
DEFERRED OCCUPANCY COSTS                                                                       23,498          8,214
DEFERRED INCOME TAXES                                                                           4,074            908
                                                                                              ----------------------
         Total liabilities                                                                     42,465         23,118
                                                                                              ----------------------
COMMITMENTS AND CONTINGENCIES (NOTES 5 AND 8)
SHAREHOLDERS' EQUITY:
   Common stock, no par value, 50,000 shares authorized; 24,651 and 26,351
      issued and outstanding                                                                  186,764        206,277
   Retained earnings                                                                           27,443         16,705
   Cumulative other comprehensive loss                                                         (1,145)             -
                                                                                              ----------------------

         Total shareholders' equity                                                           213,062        222,982
                                                                                              ----------------------

                                                                                              $255,527      $246,100
                                                                                              ======================
--------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated balance sheets.


sixteen

CONSOLIDATED STATEMENTS OF OPERATIONS



                                                                                   JANUARY 3,  December 28,   December 29,
(In Thousands, Except Per Share Data)                                                    1999          1997           1996
--------------------------------------------------------------------------------------------------------------------------
REVENUES:
   Restaurant sales                                                                  $ 164,742    $  83,650      $  37,088
   Retail sales                                                                         47,019       23,791         10,868
   Licensing fees and royalties                                                          2,131          633            750
                                                                                     -------------------------------------
      Total revenues                                                                   213,892      108,074         48,706
                                                                                     -------------------------------------
COSTS AND EXPENSES:
   Food and beverage costs                                                              38,811       19,823          9,254
   Cost of retail goods sold                                                            21,657       10,856          4,867
   Restaurant operating expenses                                                        85,688       40,997         18,288
   Retail operating expenses                                                            15,736        7,700          3,558
   Depreciation and amortization                                                        13,082        5,641          2,331
   Preopening costs                                                                      9,714        3,088          1,519
                                                                                     -------------------------------------
      Total costs and expenses                                                         184,688       88,105         39,817
                                                                                     -------------------------------------
INCOME FROM UNIT OPERATIONS & LICENSING                                                 29,204       19,969          8,889
                                                                                     -------------------------------------
OTHER (INCOME) EXPENSES:
   General, administrative and development expenses                                     12,295        7,409          4,688
   Interest income                                                                      (5,915)      (9,016)        (5,220)
   Write-off of development and debt offering costs                                       --          2,230             --
   Other                                                                                   621          136            181
                                                                                     -------------------------------------
      Total other (income) expenses                                                      7,001          759           (351)
                                                                                     -------------------------------------
INCOME BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE      22,203       19,210          9,240
PROVISION FOR INCOME TAXES                                                               7,549        6,917          3,316
                                                                                     -------------------------------------
INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE                       14,654       12,293          5,924
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE RELATED TO START-UP COSTS,
   NET OF INCOME TAXES OF $2,202                                                        (3,916)        --               --
                                                                                     -------------------------------------
      Net income                                                                     $  10,738    $  12,293      $   5,924
                                                                                     =====================================
BASIC EARNINGS PER COMMON SHARE:
   Basic earnings per common share before change in accounting principle             $    0.58    $    0.47      $    0.29
   Cumulative effect of change in accounting principle                                   (0.16)        --               --
                                                                                     -------------------------------------
      Basic earnings per common share                                                $    0.42    $    0.47      $    0.29
                                                                                     =====================================
BASIC WEIGHTED AVERAGE SHARES OUTSTANDING                                               25,387       25,988         20,587
                                                                                     =====================================
DILUTED EARNINGS PER COMMON SHARE:
   Diluted earnings per common share before change in accounting principle           $    0.57    $    0.46      $    0.27
   Cumulative effect of change in accounting principle                                   (0.15)        --               --
                                                                                     -------------------------------------
      Diluted earnings per common share                                              $    0.42    $    0.46      $    0.27
                                                                                     =====================================
DILUTED WEIGHTED AVERAGE SHARES OUTSTANDING                                             25,730       26,835         21,587
                                                                                     =====================================


The accompanying notes are an integral part of these consolidated financial statements.


                                                                       seventeen

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                                   Common Stock
                                                               --------------------                     Accumulated
                                                                                         Retained             Other
                                                                                         Earnings     Comprehensive
(In Thousands)                                                  Shares       Amount      (Deficit)            (Loss)       Total
--------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1995                                      14,227    $  27,867    $  (1,512)         $       -    $  26,355
   Common stock issued upon exercise of warrants                   338        1,061            -                  -        1,061
   Sale of common stock                                         11,048      169,510            -                  -      169,510
   Stock options exercised, net of tax effect                      164        1,033            -                  -        1,033
   Employee stock purchases                                          4           71            -                  -           71
   Shares retired upon stock split                                  (1)           -            -                  -            -
   Net income                                                        -            -        5,924                  -        5,924
                                                                ----------------------------------------------------------------

BALANCE, DECEMBER 29, 1996                                      25,780      199,542        4,412                  -      203,954
   Stock options exercised, net of tax effect                      553        4,969            -                  -        4,969
   Employee stock purchases                                         33          402            -                  -          402
   Sale of written put options                                       -        1,558            -                  -        1,558
   Common stock repurchased                                        (15)        (194)           -                  -         (194)
   Net income                                                        -            -       12,293                  -       12,293
                                                                ----------------------------------------------------------------

BALANCE, DECEMBER 28, 1997                                      26,351      206,277       16,705                  -      222,982
   Stock options exercised, net of tax effect                       89          555            -                  -          555
   Employee stock purchases                                         72          644            -                  -          644
   Sale of put options                                               -        2,544            -                  -        2,544
   Common stock repurchased                                     (1,861)     (23,256)           -                  -      (23,256)
   Comprehensive income
      Net income                                                     -            -       10,738                  -       10,738
      Net unrealized change in investment securities,
         net of tax                                                  -            -            -             (1,048)      (1,048)
      Foreign currency translation adjustment, net of tax            -            -            -                (97)         (97)
                                                                                                                       ---------
      Total comprehensive income                                                                                           9,593
                                                                ----------------------------------------------------------------
BALANCE, JANUARY 3, 1999                                        24,651    $ 186,764    $  27,443          $  (1,145)   $ 213,062
                                                                ================================================================
--------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.


eighteen

CONSOLIDATED STATEMENTS OF CASH FLOWS




                                                                                         JANUARY 3,  December 28,  December 29,
(In Thousands)                                                                                 1999         1997          1996
-----------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
   Net income                                                                             $  10,738    $  12,293    $   5,924
   Adjustments to reconcile net income to cash flows provided by operating activities -
      Depreciation of property, equipment and leasehold improvements                         15,190        6,862        1,076
      Amortization of deferred occupancy costs                                               15,284        3,934        6,017
      Change in accounting principle                                                          3,916            -            -
      Write-off of development and debt offering costs                                            -        2,230            -
      Deferred income tax benefit                                                               385        1,944       (2,021)
      Change in assets and liabilities -
         Accounts receivable and other                                                      (14,571)      (8,097)      (3,090)
         Inventories                                                                         (4,486)      (3,840)      (1,789)
         Prepaid Expenses                                                                      (125)           -            -
         Preopening costs                                                                       630       (5,332)      (3,282)
         Accounts payable                                                                      (238)         898        3,024
         Accrued liabilities                                                                  1,135        5,029        5,662
                                                                                          -----------------------------------


            Net cash provided by operating activities                                        27,858       15,921       11,521
                                                                                          -----------------------------------

INVESTING ACTIVITIES:
   Proceeds from sale and maturity of short-term investments                                 49,367       48,813       78,815
   Purchases of short-term investments                                                      (45,971)     (29,842)    (114,749)
   Proceeds from sale of long-term investments                                               47,774        3,986        2,769
   Purchases of long-term investments                                                       (24,789)      (1,660)     (45,043)
   Purchases of property, equipment and leasehold improvements                              (71,477)     (73,322)
                                                                                                                      (39,502)
   Purchases of other assets                                                                 (4,217)      (1,475)        (254)
                                                                                          -----------------------------------


            Net cash used in investing activities                                           (49,313)     (53,500)    (117,964)
                                                                                          -----------------------------------

FINANCING ACTIVITIES:
   Proceeds from the sale of common stock and put options, net                                3,743        4,223      169,803
   Proceeds from the exercise of warrants, net                                                    -            -        1,061
   Repurchase of common stock                                                               (23,256)        (194)           -
   Tenant allowances collected                                                                4,362        3,277        3,150
                                                                                          -----------------------------------

            Net cash provided by (used in) financing activities                             (15,151)       7,306      174,014
                                                                                          -----------------------------------

Effect of exchange rate changes on cash and cash equivalents                                   (152)           -            -
                                                                                          -----------------------------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                            (36,758)     (30,273)      67,571
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                                 53,621       83,894       16,323
                                                                                          -----------------------------------

CASH AND CASH EQUIVALENTS, END OF YEAR                                                    $  16,863    $  53,621    $  83,894
                                                                                          ===================================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
   Cash paid during the year for -
      Interest                                                                            $       -    $       -    $       -
      Income taxes                                                                            6,974        8,310          195

-----------------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these consolidated financial statements.


                                                                        nineteen

                         NOTES TO FINANCIAL STATEMENTS



[NOTE 1] NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS Rainforest Cafe, Inc. (the Company) owns, operates, and licenses themed restaurant/retail facilities (each a Unit). As of January 3, 1999, the Company owned and operated 21 Rainforest Cafe Units in the United States and licensed seven Units internationally. The first Unit opened in October 1994 in the Mall of America in Bloomington, Minnesota. The first international licensed Unit opened in London, England in June 1997. The Company intends to open six additional Units in the U.S. and four to five international Units during 1999.
FISCAL YEAR
The Company has adopted a 52-53-week year ending on the Sunday nearest December 31 of each year. All references herein to "1998" represent the 53-week year ended January 3, 1999. All references to "1997" and "1996" represent the 52-week fiscal years ended December 28, 1997 and December 29, 1996, respectively.
CASH AND CASH EQUIVALENTS
The Company includes as cash equivalents all highly liquid investments with original maturities of three months or less when purchased, which are recorded at the lower of cost or market.
INVESTMENTS The Company determines the appropriate classification of debt and equity securities at the time of purchase and reevaluates such designation as of each balance sheet date. As of January 3, 1999 and December 28, 1997, all securities were designated as available for sale. The Company classifies investments with original maturities of more than three months and less than one year on their acquisition date as short-term investments and investments with original maturities of more than one year as long-term investments. Available for sale securities are stated at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of other comprehensive income until realized.
   The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion, along with interest and dividends earned and realized gains and losses, are included in interest income. The cost of securities sold is based on the specific identification method.
INVENTORIES Inventories consist primarily of retail goods for resale and food and beverages used in restaurant operations and are recorded at the lower of cost or market value as determined by the retail inventory method on the first-in, first-out basis for retail goods and average cost for food and beverages.

Inventories consisted of the following as of (in thousands):

--------------------------------------------------------------------------------
                                                         JANUARY 3, December 28,
                                                               1999         1997
--------------------------------------------------------------------------------
Retail goods                                                $10,399       $6,372
Food and beverage                                               792          333
                                                         -----------------------
                                                            $11,191       $6,705
                                                         =======================
--------------------------------------------------------------------------------

PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS
Property, equipment and leasehold improvements are recorded at cost. Improvements are capitalized, while repair and maintenance costs are charged to operations when incurred. Furniture, fixtures and equipment are depreciated using the straight-line method over their estimated useful lives of 3 to 15 years. Leasehold improvements are amortized using the straight-line method over the shorter of their estimated useful lives or the initial lease term. In the event that facts and circumstances indicate that the carrying amount of property may not be recoverable, an evaluation would be performed using such factors as recent operating results, projected cash flows and management's plans for future operations.
   Property, equipment, and leasehold improvements consisted of the following as of (in thousands):

-------------------------------------------------------------------------------
                                                      JANUARY 3,   December 28,
                                                            1999           1997
-------------------------------------------------------------------------------
Furniture, fixtures and equipment                       $ 61,226      $  29,016
Leasehold improvements                                   123,009         60,410
Construction in progress                                  10,088         33,529
                                                        --------   ------------
                                                         194,323        122,955

Accumulated depreciation
    and amortization                                     (25,341)       (10,260)
                                                        --------   ------------
                                                        $168,982       $112,695
                                                        ========   ============
-------------------------------------------------------------------------------

twenty

LICENSING FEES The Company has entered into seven exclusive license agreements to develop an aggregate of at least 28 Units outside the United States over a ten year period in the United Kingdom and Ireland, Mexico, Canada, and certain countries and cities in Asia, Europe and South America. As of January 3, 1999, seven units were open. In many of the existing international license agreements, the Company is entitled to receive up-front area licensing fees and is entitled to receive a per Unit development fee as well as royalties ranging from 3% to 10% of gross revenues. Area licensing fees received are deferred and recognized on a pro rata basis as the licensed units subject to the area development agreements begin operations. Development fees are recognized when a licensed Unit begins operations, at which time the Company has performed its obligations related to such fees. Area licensing fees are nonrefundable. Licensing royalties are recognized as earned. Certain license agreements allow the Company to become an equity participant of up to 50% of each Unit developed.

INCOME TAXES The Company and its subsidiaries file a consolidated federal income tax return and separate state returns. Deferred income taxes are provided for differences between the financial reporting basis and tax basis of the Company's assets and liabilities at currently enacted tax rates.

EARNINGS PER COMMON SHARE Basic earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed by dividing net income by the sum of the weighted average number of common shares outstanding plus all additional common shares that would have been outstanding if potentially dilutive common shares related to stock options had been issued. The following table reconciles the number of shares utilized in the earnings per share calculations.


--------------------------------------------------------------------------------
                                        1998            1997                1996
--------------------------------------------------------------------------------
Net income                         $  10,738      $   12,293           $   5,924
Earnings per share - basic         $     .42      $      .47           $     .29
Earnings per share - diluted       $     .42      $      .46           $     .27
Weighted average common
   shares outstanding - basic         25,387          25,988              20,587
Effect of dilutive securities -
   stock options                         343             847               1,000
Weighted average common
   Shares outstanding - dilute        25,730          26,835              21,587
--------------------------------------------------------------------------------

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

COMPREHENSIVE INCOME On December 29, 1997, the Company adopted Statement of Financial Accounting Standard (SFAS) No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income consists of net income and foreign currency translation gains (losses) and unrealized investment gains (losses). The adoption of SFAS No. 130 did not have a material impact on the Company's financial position or results of operations.



                                                                      twenty-one

PREOPENING COSTS Effective December 29, 1997 the Company adopted Statement of Position (SOP) No. 98-5, "Reporting on the Costs of Start-Up Activities." SOP No. 98-5 requires companies to expense as incurred all start-up and preopening costs that are not otherwise capitalizable as long-lived assets. The effect of this accounting change was a charge to operations of $3.9 million, net of $2.2 million of related tax benefit for the unamortized balance of preopening costs and other start-up expenses as of December 28, 1997. Also, $2.4 million of preopening costs capitalized during 1998 have been expensed as preopening costs in the accompanying statements of operations.






[NOTE 2] WRITE-OFF OF DEVELOPMENT AND
         DEBT OFFERING COSTS

TERMINATION OF PLANNED UNITS Subsequent to December 29, 1996 the Company determined that due to local building restrictions, future negotiations with Trump Taj Mahal would not result in a mutually agreeable space by both parties for the planned Unit. The Company also determined that, due to Stratosphere's announcement that it was seeking a bankruptcy reorganization, the required space for such Unit would not be delivered according to the required timeline. As such, on March 3, 1997, the Company announced that it would write off development costs related to previously planned Units at Trump Taj Mahal (Atlantic City, New Jersey) and Stratosphere (Las Vegas, Nevada). The nonrecurring, pre-tax charge to earnings of approximately $1.9 million ($0.05 per share after taxes) was recorded during the first quarter of fiscal 1997.

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



[NOTE 3] MARKETABLE DEBT AND EQUITY
         SECURITIES

A summary of securities classified as available for sale as of January 3, 1999 and December 28, 1997 is set forth below (in thousands):

--------------------------------------------------------------------------------
                                              Unrealized    Unrealized     Fair
JANUARY 3, 1999                        Cost        Gains        Losses     Value
--------------------------------------------------------------------------------
U.S. Government                     $ 2,021        $  3          $   -   $ 2,023
Municipal debt                       17,200         119              -    17,319
Mutual funds                             15           -              -        15
Equity                               15,115         105          1,965    13,255
Other debt                            3,069          60             40     3,089
                                   ---------------------------------------------
Securities available
   for sale                        $37,420        $287          $2,005   $35,702
                                   =============================================
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                             Unrealized     Unrealized    Fair
December 28, 1997                    Cost         Gains        Losses      Value
--------------------------------------------------------------------------------
U.S. Government                 $  43,800          $127          $ 58   $ 43,869
Municipal debt                     34,195           116            24     34,287
Mutual funds                       17,016             -             -     17,016
Equity                              5,230           122           227      5,125
Other debt                          5,633            29             -      5,662
                                ------------------------------------------------

Securities available
   for sale                     $ 105,874          $394          $309   $105,959
                                ================================================
--------------------------------------------------------------------------------


   Gross gains of $3,190,000, $953,000 and $115,000 were realized during 1998, 1997 and 1996, respectively. Gross losses of $2,461,000, $71,000 and $156,000 were realized during 1998, 1997 and 1996, respectively.

   Scheduled maturities of debt securities classified as available for sale as of January 3, 1999 were as follows (in thousands):

--------------------------------------------------------------------------------
                                                            Cost      Fair Value
--------------------------------------------------------------------------------
Less than one year                                       $17,685         $17,770
Due in 1-3 years                                           4,019           4,060
Due after 3 years                                            586             601
                                                         -----------------------

Total                                                    $22,290         $22,431
                                                         =======================
--------------------------------------------------------------------------------



twenty-two

[NOTE 4] LONG-TERM DEBT

The Company has an unsecured $6 million line of credit with a bank under a commercial revolving note, expiring June 1999, bearing interest at the bank's prime rate of interest. During fiscal 1998, 1997 and 1996 there were no cash borrowings on the line. As of January 3, 1999, $2.0 million in letters of credit were outstanding.





[NOTE 5] SHAREHOLDERS' EQUITY


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

STOCK SPLITS In May 1996, the Company's board of directors approved a three-for-two stock split in the form of a 50% stock dividend on its no par value common stock. The split was payable to shareholders of record as of June 21, 1996 and was effective July 2, 1996. On November 18, 1997, the Company's board of directors approved a three-for-two stock split in the form of a 50% stock dividend on its no par value common stock. The split was payable to shareholders of record as of December 26, 1997 and was effective January 15, 1998. All references to earnings per share, number of shares and share amounts have been retroactively restated throughout the accompanying financial statements to reflect these stock splits.

STOCK REPURCHASE PLAN In January 1997 and as amended in January 1998, the Company's board of directors authorized, subject to certain business and market conditions, the purchase of up to 3,000,000 shares of the Company's common stock. Through January 3, 1999, the number of shares purchased under this plan was 1,876,000. In January 1999, the Company's Board of Directors amended its stock repurchase program to provide that up to 2.0 million shares may be repurchased over a one year period.
   The Company also utilizes put options as a part of its stock repurchase program. At January 3, 1999, put options to acquire approximately 1,000,000 shares of the Company's common stock were outstanding at exercise prices between $5.00 and $13.45 per share. The put options are callable on specific dates during 1999, and give a third party the right to sell shares of the Company's common stock at contractually specified prices to the Company. During 1998 and 1997, the Company repurchased through put option assignments and open market purchases 1,861,000 and 15,000 shares for cash of $23,256,000 and $194,000, respectively. The proceeds from the issuance of the put options were accounted for as additional paid-in-capital. As of January 3, 1999, the cash settlement amount for put options sold and outstanding would be approximately $7.1 million.

[NOTE 6] INCOME TAXES

The provision for income taxes consisted of the following (in thousands):

--------------------------------------------------------------------------------
                                                                  1998      1997
--------------------------------------------------------------------------------
Current:
   Federal                                                      $6,499    $4,197
   State                                                           665       776
   Deferred                                                        385     1,944
                                                                ----------------
   Provision for income taxes                                   $7,549    $6,917
                                                                ----------------


                                                                    twenty-three

   The differences between the effective tax rate and income taxes computed using the federal statutory rate were as follows:


--------------------------------------------------------------------------------
                                                                  1998     1997
--------------------------------------------------------------------------------
Federal statutory rate                                           35.0%     35.0%
State income taxes, net of federal tax benefit                    3.0       4.0
Tax exempt income                                                (3.0)     (3.1)
Other, net                                                       (1.0)      0.1
                                                                 --------------
                                                                  34.0%    36.0%
                                                                 ==============


   The Company has recorded the following net deferred income taxes as of (in thousands):


--------------------------------------------------------------------------------
                                                      JANUARY 3,    December 28,
                                                            1999            1997
--------------------------------------------------------------------------------
Current deferred income tax benefits                      $4,485          $1,345
Current deferred income taxes                               (719)           (360)
                                                       -------------------------

   Net current deferred income
      tax benefits                                         3,766             985
                                                       -------------------------
Noncurrent deferred income tax benefits                    8,622           3,281
Noncurrent deferred income taxes                         (12,696)         (4,189)
                                                       -------------------------

   Net noncurrent deferred income taxes                   (4,074)           (908)
                                                       -------------------------
   Net deferred income taxes                               $(308)         $   77
                                                       =========================

   The tax effect of significant temporary differences representing deferred tax assets and liabilities are as follows (in thousands):


--------------------------------------------------------------------------------
                                                  JANUARY 3,        December 28,
                                                        1999               1997
--------------------------------------------------------------------------------
Accelerated depreciation                            $(12,696)          $(2,655)
Landlord inducements                                   8,622             3,103
Preopening costs                                         422            (1,534)
Miscellaneous reserves                                 1,197               454
Tax credit carryforwards                               1,522               647
Other accruals                                           625                62
                                                    --------------------------
   Net deferred income tax benefits                 $   (308)           $   77
                                                    ==========================

[NOTE 7]STOCK OPTIONS


STOCK OPTION AND COMPENSATION PLAN The Company has a Stock Option and Compensation Plan as Amended (the Plan), pursuant to which options and other awards to acquire an aggregate of 3,750,000 shares of the Company's common stock may be granted to full-time employees of the Company. Stock options, stock appreciation rights, restricted stock, other stock and cash awards may be granted under the Plan. The Plan is administered by the compensation committee of the board of directors which has the discretion to determine the number and purchase price of shares subject to stock options, which may not be below 100% of the fair market value of the common stock on the date granted, the term of each option, and the time or times during its term when the option becomes exercisable. The Company has granted options on 3,286,000 shares through January 3, 1999, with vesting periods ranging from three to five years and maximum option terms of ten years.
   During September 1997, the Company adopted the 1997 Directors' Stock Option Plan, whereby stock options are granted to the Company's outside directors to acquire an aggregate of 300,000 shares of the Company's common stock. The Company has granted options on 31,876 shares as of January 3, 1999.
   During February 1998, the Company adopted the 1998 Non-executive stock option plan, whereby stock options are granted to non-officer employees to acquire an aggregate of 1,000,000 shares of the Company's common stock. The Company has granted options on 1,524 shares through January 3, 1999.
   As of its inception (February 3, 1994), the Company granted options to acquire an aggregate of 450,000 shares of common stock with an exercise price of $.01 per share to two of its employees. Of the options granted, 393,750 are to an employee who is an officer and director of the Company. These options vest on a pro rata basis on the first, second and third anniversaries of the grant and are exercisable for a period of ten years from the date of grant. During 1995, the Company granted stock options to the Company's outside directors. These options vest on a pro rata basis over three years and are exercisable for a period of ten years from the date of grant. The Company has options outstanding on 112,500 shares as of January 3, 1999.

twenty-four

   A summary of the status of the Company's various stock option plans for the three-year period ended January 3, 1999 is presented in the table and narrative below:

------------------------------------------------------------------------------------------------------------------------------------
                                                      JANUARY 3, 1999               December 28, 1997           December 29, 1996
------------------------------------------------------------------------------------------------------------------------------------
                                                                  WEIGHTED                      Weighted                    Weighted
                                                                   AVERAGE                       Average                     Average
                                                   SHARES   EXERCISE PRICE       Shares   Exercise Price     Shares   Exercise Price
------------------------------------------------------------------------------------------------------------------------------------
Outstanding, beginning of year                  3,242,725          $ 13.71    2,261,242          $  6.13  1,662,000           $ 2.23
Granted                                         5,646,733            10.44    1,844,251            19.06     85,250            13.27
Exercised                                          88,751             5.15      553,614             3.95    164,258             3.34
Forfeited                                       4,233,949            16.49      309,153             6.13     87,750             9.17
                                                ------------------------------------------------------------------------------------
Outstanding, end of year                        4,566,758          $  7.57    3,242,725          $ 13.71  2,261,242           $ 6.13
                                                ====================================================================================
Exercisable, end of year                        1,459,299          $  5.43      691,088            $3.74    542,843           $ 1.78
                                                ====================================================================================
Weighted average fair value of options granted  $    4.42                    $    14.00                   $    6.29
                                                =========                    ==========                   =========
------------------------------------------------------------------------------------------------------------------------------------

   The Company accounts for these plans under Accounting Principles Board (APB) Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for these plans been determined consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income and diluted EPS would have been decreased to the following pro forma amounts:


-------------------------------------------------------------------------------
                                                       1998      1997      1996
-------------------------------------------------------------------------------
NET INCOME:
   As Reported                                      $10,738   $12,293    $5,924
   Pro Forma                                          5,636     8,880     5,283
NET INCOME:
   As Reported                                      $  0.42   $  0.46    $ 0.27
   Pro Forma                                           0.22      0.33      0.24
-------------------------------------------------------------------------------

   At January 3, 1999, 552,287 of the 4,566,758 options outstanding have exercise prices between $0.01 and $6.00, with a weighted average exercise price of $0.95 and a weighted average remaining contractual life of 4.8 years. The remaining 4,014,471 options have exercise prices between $6.01 and $20.92, with a weighted average exercise price of $8.99 and a weighted average remaining contractual life of 9.2 years.
   The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1998, 1997 and 1996: risk-free interest rates of 4.8%, 5.8% and 6.0%; no expected dividend yields; expected lives of 6, 7 and 6 years; and expected volatility of 50%, 60% and 40%, respectively.


                                                                     twenty-five

EMPLOYEE STOCK PURCHASE PLAN The Company also has an Employee Stock Purchase Plan (the Plan) which allows employees to set aside up to 15% of their earnings for the purchase of the Company's common stock. Shares are purchased quarterly under the Plan at a price equal to 85% of the lesser of the market price on either the first or last day of the quarter. During 1998 and 1997, 71,873 and 32,894 shares were issued under the Plan, respectively, and at January 3, 1999, 228,682 shares were available for future issuance. The average price per share was $8.96 and $17.57 in 1998 and 1997, respectively.




[NOTE 8] COMMITMENTS AND CONTINGENCIES


OPERATING LEASES The Company has entered into various operating leases for its existing and future Units which typically have an initial lease term of ten to fifteen years with an option for renewal. All of these leases contain provisions for contingent rentals based on a percentage of gross revenues, as defined, and contain renewal options and provisions for payments of real estate taxes, insurance and common area costs. In addition, certain of these leases provide for tenant inducements and rent abatements. Total rent expense, including common area costs, real estate taxes and percentage rent, was $26,983,000, $10,942,000 and $5,067,000, for the years 1998, 1997 and 1996, respectively.

   Future minimum rental payments (including seven units which are not yet open and excluding percentage rents) are as follows as of January 3, 1999 (in thousands):


-------------------------------------------------------------------------------
1999                                                                  $  15,509
2000                                                                     17,215
2001                                                                     17,289
2002                                                                     17,451
2003                                                                     17,498
Thereafter                                                              110,286
                                                                      ---------
Total                                                                 $ 195,248
                                                                      =========
-------------------------------------------------------------------------------

LITIGATION The Company is involved in various legal actions rising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position or the results of its operations.

RETIREMENT SAVINGS PLAN The Company offers a 401(k) savings and investment plan (the Plan) to employees who meet certain eligibility requirements such as 1 year of service, 1,000 hours worked during the year and age of 21. The Company makes matching contributions to the Plan up to a maximum percentage of each participating employee's annual investment. Matching and discretionary contributions to the Plan are authorized by the Company's compensations committee. The expense for the Plan was $179,000 and $144,000 in 1998 and 1997, respectively.


twenty-six

[NOTE 9] QUARTERLY DATA



   The following is a summary of quarterly consolidated results of operations for 1998 and 1997 (unaudited, in thousands, except per share data):

-----------------------------------------------------------------------------------------------------------------------------
                                                                         APRIL 5,     JULY 5,       OCTOBER 4,     JANUARY 3,
FISCAL YEAR 1998                                                             1998        1998             1998           1999
-----------------------------------------------------------------------------------------------------------------------------
Revenues                                                                  $44,626     $53,864          $56,011        $59,391
Income from unit operations and licensing                                   5,904       8,770            7,757          6,773
Net income before cumulative effect of change in accounting principle       3,523       4,656            3,757          2,718
Diluted earnings per common share before cumulative effect of change
   in accounting principle                                                   0.14        0.18             0.15           0.11
-----------------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------------
                                                                        March 30,    June 29,    September 28,    December 28,
Fiscal Year 1997                                                             1997        1997             1997        1997
------------------------------------------------------------------------------------------------------------------------------
Revenues                                                                  $21,869     $23,591          $28,008         $34,606
Income from unit operations and licensing                                   3,814       4,150            5,583           6,422
Net income                                                                  1,606       2,955            3,755           3,978
Diluted earnings per common share                                            0.06        0.11             0.14            0.15
------------------------------------------------------------------------------------------------------------------------------

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO RAINFOREST CAFE, INC.: We have audited the accompanying consolidated balance sheets of Rainforest Cafe, Inc. (a Minnesota corporation) as of January 3, 1999 and December 28, 1997 and the related consolidated statements of operations, shareholders' equity and cash flows for the three years in the period ended January 3, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rainforest Cafe, Inc. as of January 3, 1999 and December 28, 1997 and the results of its operations and its cash flows for the three years in the period ended January 3, 1999 in conformity with generally accepted accounting principles.
     As explained in Note 1 to the Financial Statements, effective December 29, 1997, the Company changed its method of accounting for preopening costs.


                                                       ARTHUR ANDERSEN LLP

Minneapolis, Minnesota,
February 12, 1999



































                                                                    twenty-seven

                              CORPORATE INFORMATION


OFFICERS
Lyle Berman
Chairman and Chief Executive Officer

Kenneth W. Brimmer
President, Treasurer and Secretary

Mark Robinow
Senior Vice President and Chief Financial Officer

Steven Schussler
Senior Vice President, Development

Ercu Ucan
Senior Vice President, Retail

Charles Robinson
Senior Vice President, Operations

Mark Bartholomay
Senior Vice President, International
Development & Operations


DIRECTORS
Lyle Berman
Kenneth W. Brimmer
David L. Rogers - President, Wilsons The Leather Experts
Steven Schussler
Ercu Ucan
Joel N. Waller - Chairman, Wilsons The Leather Experts


ANNUAL MEETING
The Annual Meeting of the Shareholders of Rainforest Cafe, Inc., will be held on May 17, 1999, at 9:00 a.m., at the Minneapolis Marriott Southwest, 5801 Opus Parkway, Minnetonka, Minnesota.


QUARTERLY RESULTS & 10-K AVAILABILITY
The Company will furnish to any shareholder, without charge, a copy of the Company's annual report on Form 10-K, filed with the Securities and Exchange Commission for the 1998 fiscal year. The annual report on Form 10-K is available on the Company's website at www.rainforestcafe.com or can be mailed upon written request from the shareholder addressed to:

Investor Relations
Rainforest Cafe, Inc.
720 South Fifth Street
Hopkins, Minnesota 55343
invest@rainforestcafe.com
Phone: 612-945-5400
Fax: 612-945-5492

Shareholders who wish to receive the Company's quarterly Form 10-Q should call the Investor Relations Communication Department at 612-945-5440 or write to Rainforest Cafe Corporate Headquarters. A summary of the current quarter's results is also posted on our website at www.rainforestcafe.com.

TRANSFER AGENT & REGISTRAR
Norwest Shareowner Services
P.O. Box 64854
St. Paul, Minnesota 55075-0854
Phone: 651-450-4064
       800-468-9716

INDEPENDENT PUBLIC ACCOUNTANTS
Arthur Andersen LLP
Minneapolis, Minnesota

COMMON STOCK INFORMATION
The Company's common stock trades on the National Market tier of the NASDAQ Stock Market under the symbol RAIN. On March 26, 1999 there were approximately 1,300 shareholders of record. The following table sets forth for the quarters indicated the high and low sale prices of the Company's common stock, as reported by The Nasdaq Stock Market.

1998                                                     High             Low
--------------------------------------------------------------------------------
First Quarter                                          $22.75          $10.75
Second Quarter                                          16.75           13.25
Third Quarter                                           14.00            6.06
Fourth Quarter                                           7.41            5.44

1997
--------------------------------------------------------------------------------
First Quarter                                          $18.58          $12.62
Second Quarter                                          18.75           12.04
Third Quarter                                           21.17           14.58
Fourth Quarter                                          25.33           20.00

Since its initial public offering of common stock in April 1995, the Company has not paid dividends on its common stock, and has no plans to do so in the foreseeable future.


twenty-eight

                               WORLDWIDE LOCATIONS



RAINFOREST CAFE LOCATIONS
Arizona Mills, Phoenix/Tempe, AZ
South Coast Plaza, Costa Mesa, CA
Ontario Mills, Ontario, CA
Cherry Creek Shopping Center, Denver, CO
Sawgrass Mills, Ft. Lauderdale/Sunrise, FL
Aventura Mall, Miami, FL
Disney's Animal Kingdom(TM) Theme Park at Walt Disney
   World Resort, near Orlando, FL
Downtown Disney Marketplace at Walt Disney World
   Resort near Orlando, FL
Oak Park Mall, Overland Park, KS
Downtown Chicago, Chicago, IL
Gurnee Mills, Gurnee, IL
Woodfield Shopping Center, Schaumburg, IL
Burlington Mall, Burlington, MA
Towson Town Center, Towson, MD
Great Lakes Crossing, Detroit/Auburn Hills, MI
Mall of America, Bloomington, MN
Menlo Park Mall, Edison, NJ
The Source, Westbury/Long Island, NY
Palisades Center, West Nyack, NY
MGM Grand Hotel & Casino, Las Vegas, NV
Franklin Mills, Philadelphia, PA
Grapevine Mills, Dallas/Grapevine, TX
Tysons Corner Center, McLean, VA


FUTURE LOCATIONS
South Center Mall, Seattle, WA
MacArthur Center, Norfolk, VA
Katy Mills, Katy/Houston, TX
Jersey Gardens, Newark, NJ


INTERNATIONAL LOCATIONS
Piccadilly Circus, London, England
Cancun, Mexico
Mexico City, Mexico (2 locations)
Vancouver, British Columbia, Canada
Manchester, England
Hong Kong, China
Scarborough, Ontario, Canada


FUTURE INTERNATIONAL LOCATIONS
Disneyland Paris, France
Yorkdale, Ontario, Canada

                                 RAINFOREST CAFE

                             [RAINFOREST CAFE LOGO]

                        A WILD PLACE TO SHOP AND EAT(R)

      720 South Fifth Street Hopkins, Minnesote 55343 Phone: 612-945-5400
                               Fax: 612-945-5492
                             www.rainforestcafe.com




                                 [RECYCLE LOGO]
                           10% total recovered fiber
                             All post consumer fiber

                    Copyright(C) 1999 Rainforest Cafe, Inc.